As confidentially submitted to Securities and Exchange Commission on May 22, 2025.

This draft registration statement has not been filed publicly with the Securities and Exchange Commission and all information herein remains strictly confidential.

Registration No. 333-

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM F-1

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

ICECURE MEDICAL LTD.

(Exact name of registrant as specified in its charter)

State of Israel	3841	Not Applicable
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

Eyal Shamir Chief Executive Officer 7 Ha’Eshel St., PO Box 3163 Caesarea, 3079504 Israel Tel: +972.4.6230333	IceCure Medical Inc. 10 W Prospect Street, Suite 401 Nanuet, New York 10954 Tel: +1.888.902.5716
(Address, including zip code, and telephone number,	(Name, address, including zip code, and telephone
including area code, of registrant’s principal executive offices)	number, including area code, of agent for service)

Copies to:

Oded Har-Even, Esq. Eric Victorson, Esq. Sullivan & Worcester LLP 1251 Avenue of the Americas New York, New York 10020 Tel: 212.660.3000	Reut Alfiah, Adv. Gal Cohen, Adv. Sullivan & Worcester Tel-Aviv (Har-Even & Co.) HaArba’a Towers 28 HaArba’a St. North Tower, 35th Floor Tel-Aviv, Israel 6473925 Tel: +972.74.758.0480	Faith L. Charles, Esq. Thompson Hine LLP 300 Madison Avenue, 27th Floor New York, New York 10017 Tel: 212.344.5680

Approximate date of commencement of proposed sale to the public: As soon as practicable after the effective date hereof.

If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933.

Emerging growth company ☒

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards † provided pursuant to Section 7(a)(2)(B) of the Securities Act. ☐

†	The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and we are not soliciting an offer to buy these securities in any state or jurisdiction where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS	SUBJECT TO COMPLETION	DATED MAY 22, 2025

An Aggregate of $              in Non-Transferable Subscription Rights to purchase up to

Units, at a Subscription Price of $                per Unit, consisting of an aggregate of up to              Ordinary
Shares and Warrants to purchase up to             Ordinary Shares

Units, at a Subscription Price of $               per Unit, consisting of an aggregate of up to                  Pre-
Funded Warrants to purchase up to                 Ordinary Shares and Warrants to purchase up to
Ordinary Shares

IceCure Medical Ltd.

We are distributing to holders of our ordinary shares, no par value per share, or the Ordinary Shares, at no charge, non-transferable subscription rights to purchase up to an aggregate of            units, or the Units. We refer to the offering that is the subject of this prospectus as the “Rights Offering.” Each shareholder will receive one subscription right, or the Subscription Right, for every one Ordinary Share owned at          p.m., Eastern Time on            , 2025, the record date for this Rights Offering, or the Record Date. Each Subscription Right will entitle its holder to purchase one Unit, at a subscription price of $       per Unit, or the Subscription Price, consisting of one Ordinary Share and a warrant to purchase one Ordinary Share, at an exercise price of $      per Ordinary Share, exercisable immediately upon issuance and will expire five years from the date of issuance, or the Warrant, which we refer to as the “Basic Subscription Right.” If you exercise your Basic Subscription Rights in full, and other shareholders do not fully exercise their Basic Subscription Rights, you will be entitled to an over-subscription privilege to purchase a portion of the unsubscribed Units at the Subscription Price, subject to proration, which we refer to as the “Over-Subscription Privilege.” Each Subscription Right consists of a Basic Subscription Right and an Over-Subscription Privilege.

The Warrants will be subject to a call feature, at our option, during the three-year period following the issuance date, at the price of $0.01 per Ordinary Share issuable upon exercise of such Warrant, in the event that the volume weighted average price of the Ordinary Shares for 10 consecutive trading days, or the Measurement Period, which Measurement Period commences on the issuance date, exceeds 300% of the exercise price and subject to certain other conditions set forth in the Warrants and as further described in “Description of Warrants.”

We are also offering to each purchaser, if any, whose purchase of Ordinary Shares included in Units offered in this Rights Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Ordinary Shares immediately following the consummation of this Rights Offering, the opportunity to purchase, if the purchaser so chooses, pre-funded warrants, or the Pre-Funded Warrants, in lieu of Ordinary Shares included in Units. Each Pre-Funded Warrant will have an exercise price of $0.0001, and the subscription price per Unit, consisting of one Pre-Funded Warrant and one Warrant, for any such electing investor will be reduced to $          (which equals the Subscription Price per Unit consisting of one Ordinary Share and one Warrant, less the $0.0001 exercise price for each Pre-Funded Warrant). Each Pre-Funded Warrant will be immediately exercisable for one Ordinary Share and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. For each Pre-Funded Warrant we sell, the number of Ordinary Shares we are offering will be decreased on a one-for-one basis. This prospectus also relates to the Ordinary Shares issuable upon exercise of any Pre-Funded Warrants and Warrants sold in this Rights Offering.

If all holders of our Ordinary Shares exercise their Subscription Right in full, we would issue in connection with the Rights Offering, a maximum of         Units, consisting of an aggregate of (a)           Ordinary Shares or Pre-Funded Warrants in lieu thereof, and (b) Warrants to purchase up to an additional        Ordinary Shares.

We are distributing the Subscription Rights and offering the Units directly to you. No fractional Subscription Rights are being distributed and no fractional Units will be issued upon the exercise of any Subscription Rights in this Rights Offering. Shareholders must exercise Subscription Rights for at least one whole Unit to participate in the Rights Offering. As a result, shareholders holding less than one Ordinary Share may not be able to participate in the Rights Offering. Fractional Units resulting from the exercise of Basic Subscription Rights and/or Over-Subscription Privileges will be eliminated by rounding down to the nearest whole Unit. The Subscription Rights may be exercised at any time during the subscription period, which will commence on         , 2025, and end at        p.m., Eastern Time, on         , 2025, or the Subscription Period. The Subscription Rights will expire and will have no value unless exercised prior to the expiration of the Subscription Period, unless the Subscription Period is extended. We may extend the Subscription Period for additional periods in our sole discretion, although we have no current plans to do so. If we elect to extend the Rights Offering, we will issue a press release announcing the extension no later than         a.m., Eastern Time, on the next business day after the most recently announced expiration date of the Rights Offering. You should carefully consider whether to exercise your Subscription Rights before the expiration of the Subscription Period. All exercises of Subscription Rights are irrevocable. We may cancel, modify or amend the Rights Offering at any time and for any reason prior to the expiration of the Subscription Period. If we cancel the Rights Offering, the Subscription Agent (as defined below) for the Rights Offering, will return as soon as practicable, without interest or penalty, all payments of the aggregate Subscription Price it has received for the cancelled Rights Offering.

We have received a commitment from Epoch Partner Investments Limited, or Epoch or the Standby Purchaser, pursuant to which Epoch has agreed to participate in the Rights Offering and exercise its Basic Subscription Rights in full and Over-Subscription Privileges to purchase Ordinary Shares not subscribed for by holders under their Basic Subscription Right with an aggregate Subscription Price of up to $5,000,000, or the Standby Commitment, upon and subject to the terms and conditions of a standby purchase agreement, or the Standby Purchase Agreement, to be entered into prior to the Record Date. As of the date of this prospectus, Epoch beneficially owns 25,846,597 issued and outstanding Ordinary Shares, representing approximately 44.0% of our issued and outstanding Ordinary Shares.

We have engaged Maxim Group LLC, or Maxim, to act as the dealer-manager for this Rights Offering on a best efforts basis. We have also engaged Broadridge Corporate Issuer Solutions, LLC, or the Subscription Agent, to serve as our subscription agent for the Rights Offering. The Subscription Agent will hold in escrow the funds we receive from subscribers until we complete or cancel this Rights Offering. If you want to participate in this Rights Offering and you are the record holder of your shares, we recommend that you submit your subscription documents to the Subscription Agent well before the deadline. If you want to participate in this Rights Offering and you hold Ordinary Shares through your broker, dealer, bank or other nominee, you should promptly contact your broker, dealer, bank or other nominee and submit your subscription documents in accordance with the instructions and within the time period provided by your broker, dealer, bank or other nominee.

We intend to use the net proceeds from this Rights Offering, together with our existing cash, cash equivalents and short-term investments, to repay the Loan Amount of the Bridge Loan (as defined below) and for general corporate and working capital purposes. For additional information see “Use of Proceeds” on page 20 of this prospectus.

You should carefully consider whether to exercise your Subscription Rights before the Rights Offering expires. All exercises of Subscription Rights are irrevocable. Investing in our securities involves a high degree of risk. See the section entitled “Risk Factors” beginning on page 8 of this prospectus. You should carefully consider these risk factors, as well as the information contained in or incorporated by reference into this prospectus, before you invest.

Our Ordinary Shares are listed on the Nasdaq Capital Market, or Nasdaq, under the symbol “ICCM.” On May 21, 2025, the last sale price of our Ordinary Shares as reported on Nasdaq was $1.03 per share. There is no established public trading market for the Pre-Funded Warrants and the Warrants, and we do not intend to list the Pre-Funded Warrants and the Warrants on any national securities exchange or other recognized trading system. The Subscription Rights are non-transferrable and will not be listed for trading on Nasdaq or any other national securities exchange or recognized trading system. You are urged to obtain a current price quote for our Ordinary Shares before exercising your Subscription Rights.

	Per Unit	Total(2)
Subscription price	$	$
Dealer-manager fees(1)	$	$
Proceeds to us	$	$

(1)	We have agreed to pay Maxim as the dealer-manager a cash fee equal to 7.0% of the gross proceeds received by us directly from exercises of the Subscription Rights; provided, however, that no fee shall be paid by us with respect to the gross proceeds received by us from exercises of Subscription Rights by Epoch. We also agreed to reimburse expenses of the dealer-manager, up to $75,000. See “Plan of Distribution” on page 50 of this prospectus for additional information.

(2)	Assumes the Subscription Rights are fully subscribed for cash, but excludes cash proceeds, if any, from the exercise of the Pre-Funded Warrants and the Warrants included in the Units.

None of our board of directors, Subscription Agent or Information Agent is making any recommendation regarding your exercise of Subscription Rights in the Rights Offering or the sale or transfer of the Ordinary Shares, the Warrants, the Pre-Funded Warrants or Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and the Warrants. You should carefully consider whether to exercise your Subscription Rights before the expiration date. You may not revoke or revise any exercise of Subscription Rights once made.

If you have any questions or need further information about the Rights Offering, please call Broadridge Corporate Issuer Solutions, LLC, or the Information Agent, the information agent for the Rights Offering, at (855) 793-5068.

We are an emerging growth company, as defined in the Jumpstart Our Business Startups Act of 2012, or the JOBS Act, and a “foreign private issuer”, as defined in Rule 405 under the U.S. Securities Act of 1933, as amended, or the Securities Act, and are eligible for reduced public company reporting requirements.

Neither the U.S. Securities and Exchange Commission, or the SEC, nor any state or other foreign securities commission has neither approved nor disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We expect to deliver the Ordinary Shares underlying the Units purchased in the Rights Offering to record holders on or about            , 2025, and expect to deliver the Pre-Funded Warrants and the Warrants underlying the Units purchased in the Rights Offering to VStock Transfer, LLC, or the Warrant Agent, on or about           , 2025.

Dealer-Manager

Maxim Group LLC

The date of this prospectus is             , 2025.

i

ABOUT THIS PROSPECTUS

This prospectus is part of a registration statement that we have filed with the SEC. The exhibits to the registration statement contain the full text of certain contracts and other important documents we have summarized in this prospectus. Since these summaries may not contain all the information that you may find important in deciding whether to purchase our securities, you should review the full text of these documents. The registration statement and the exhibits can be obtained from the SEC as indicated under the sections entitled “Incorporation of Certain Information by Reference” and “Where You Can Find More Information.”

You should rely only on the information contained in or incorporated by reference in this prospectus, any accompanying prospectus supplement or in any related free writing prospectus filed by us with the SEC. We have not authorized anyone to provide you with different information. This prospectus and any accompanying prospectus supplement do not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities described in this prospectus or such accompanying prospectus supplement or an offer to sell or the solicitation of an offer to buy such securities in any circumstances in which such offer or solicitation is unlawful, including under the regulations of the United States of America. You should assume that the information appearing in this prospectus, any prospectus supplement, the documents incorporated by reference and any related free writing prospectus is accurate only as of their respective dates. Our business, financial condition, results of operations and prospects may have changed materially since those dates. You should read this prospectus and any accompanying prospectus supplement together with the additional information described under the section entitled “Where You Can Find More Information” on page 57 of this prospectus.

In this prospectus, “we,” “us,” “our,” the “Company” and “IceCure” refer to IceCure Medical Ltd. and its wholly owned subsidiaries, IceCure Medical Inc., a Delaware corporation, IceCure Medical HK Limited, a Hong Kong corporation and IceCure (Shanghai) MedTech Co., Ltd., a subsidiary of IceCure Medical HK Limited.

Our reporting currency and functional currency is the U.S. dollar. Unless otherwise expressly stated or the context otherwise requires, references in this prospectus to “NIS” are to New Israeli Shekels, and references to “dollars”, USD or “$” mean U.S. dollars. Unless otherwise noted, all translations from NIS to U.S. dollars in this prospectus were made at a rate of NIS 3.647 for USD 1.00, the exchange rate as of December 31, 2024, published by the Bank of Israel. The aforementioned exchange rate is provided solely for your convenience and may differ from the actual rates used in the preparation of the consolidated financial statements included in this prospectus and other financial data appearing in this prospectus.

ii

This prospectus includes statistical, market and industry data and forecasts which we obtained from publicly available information and independent industry publications and reports that we believe to be reliable sources. These publicly available industry publications and reports generally state that they obtain their information from sources that they believe to be reliable, but they do not guarantee the accuracy or completeness of the information. Although we believe that these sources are reliable, we have not independently verified the information contained in such publications. While we believe the estimated market position, market opportunity and market size information included in this prospectus is generally reliable, such information, which is derived in part from management’s estimates and beliefs, is inherently uncertain and imprecise. Other market data and industry information is based on management’s knowledge of the industry and good faith estimates of management. All of the market data, panel data and industry information used in this prospectus involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. Projections, assumptions and estimates of our future performance and the future performance of the industry in which we operate are necessarily subject to a high degree of uncertainty and risk due to a variety of factors, including those described in “Risk Factors,” “Cautionary Note Regarding Forward-Looking Statements” and elsewhere in this prospectus and the documents incorporated by reference to this prospectus. These and other factors could cause results to differ materially from those expressed in our estimates and beliefs and in the estimates prepared by independent parties.

This prospectus contains trademarks, trade names and service marks, which are the property of their respective owners. Solely for convenience, trademarks, trade names and service marks referred to in this prospectus may appear without the ®, ™ or SM symbols, but such references are not intended to indicate, in any way, that we will not assert, to the fullest extent permitted under applicable law, our rights or the right of the applicable licensor to these trademarks, trade names and service marks. We do not intend our use or display of other parties’ trademarks, trade names or service marks to imply, and such use or display should not be construed to imply, a relationship with, or endorsement or sponsorship of us by, these other parties.

We report our financial statements in accordance with generally accepted accounting principles in the United States, or U.S. GAAP.

The distribution of this prospectus and the Rights Offering and the sale of our securities in certain jurisdictions may be restricted by law. No action has been taken in any jurisdiction outside the United States to permit an offering of our securities or possession or distribution of this prospectus in that jurisdiction. The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer, issue and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the offering and the distribution of this prospectus.

iii

PROSPECTUS SUMMARY

This summary highlights information contained elsewhere in this prospectus. This summary does not contain all of the information you should consider before investing in our securities. Before you decide to invest in our securities, you should read the entire prospectus carefully, including the sections titled “Risk Factors” in this prospectus and in our Annual Report on Form 20-F for the year ended December 31, 2024, or the Annual Report, incorporated by reference herein, and our consolidated financial statements and related notes thereto and the other information incorporated by reference herein.

Our Company

We are a commercial stage medical device company focusing on the research, development and marketing of cryoablation systems and technologies based on liquid nitrogen, or LN2, for treating tumors. Cryoablation is the process by which benign and malignant tumors are ablated (destroyed) through freezing such tumors. Our proprietary cryoablation technology is a minimally invasive alternative to surgical intervention for tumors, including those found in breast, lungs, kidneys, bones and other indications. Our lead commercial cryoablation product is the ProSense system and its associated CryoProbes.

Recent Developments

Having compiled the ICE3 breast cancer cryoablation trial results, which showed an 100% patient and physician satisfaction and a 96.3% recurrence free rate, we submitted the data to the FDA along with a marketing authorization request to treat early-stage breast cancer in April 2024.

On November 7, 2024, the FDA convened a medical device advisory committee panel, or the Advisory Panel, to review the De Novo marketing authorization request for ProSense. The majority of panelists voted that the benefits of ProSense outweigh the risks when used according to the proposed indications for the treatment of patients with early-stage low risk invasive breast cancer with cryoablation and adjuvant endocrine therapy. The Advisory Panel’s favorable vote was based on the comprehensive body of data available on ProSense as a treatment for early-stage low risk breast cancer, including results from the ICE3 study compared with data from the current standard of care, lumpectomy, as well as testimonials and input from a broad range of key stakeholders, including women with breast cancer and their family members, patient advocacy groups, doctors, nurses and researchers.

On April 30, 2025, we announced that we concluded a meeting with the leadership of the Center for Devices and Radiological Health, or CDRH, at the FDA. The FDA requested that we conduct a study after marketing authorization has been granted, with the aim of producing additional data in this indication. We will then present our post-market study plan, which is expected to include a minimum of 400 patients at 25 sites, to the FDA, and upon the CDRH’s approval of such plan, the FDA’s final marketing authorization decision is expected.

On May 17, 2025, we entered, as borrower, into an unsecured loan agreement, or the Loan Agreement, with Epoch, as lender, pursuant to which we received a bridge loan, or the Bridge Loan, in the amount of $2,000,000, or the Principal Amount. The Bridge Loan sets forth that the Principal Amount will bear interest at the rate equal to the interest rate of a 12-month U.S. Treasury bond in effect as of the May 17, 2025, or the Effective Date, calculated on the basis of a 365-day year from the date of disbursement of the principal amount until the date of the actual repayment. The Principal Amount, together with any accrued interest, or collectively the Loan Amount, shall be repaid by us to Epoch no later than one calendar year from the Effective Date, or the Due Date. The Loan Amount may be repaid at any time before the Due Date, without any early repayment penalty. Pursuant to the Loan Agreement, if we raise money before the Due Date in an equity transaction, other than through our at-the-market offering facility or in any other equity line, the amount raised from such equity transaction, up to the Loan Amount, shall be used for prepayment of the Loan Amount, where the balance would be repaid on the Due Date. Such prepayment of the Loan Amount is subject to Epoch’s participation in such an equity transaction. In addition, pursuant to the Loan Agreement, if we raise capital in a way other than our at-the-market offering facility or in any other equity line, Epoch undertakes that it will participate in such capital raising with an amount of no less than the outstanding Loan Amount, so long as any Loan Amount remains outstanding. As of the date of this prospectus, Epoch beneficially owns 25,846,597 issued and outstanding Ordinary Shares, representing approximately 44.0% of our issued and outstanding Ordinary Shares.

Corporate Information

We are an Israeli corporation based in Caesarea, Israel and were incorporated in Israel in 2006. On February 2, 2011, we became a public company in Israel and our Ordinary Shares were listed for trade on the Tel Aviv Stock Exchange, or the TASE. On August 26, 2021, our Ordinary Shares were listed for trade on Nasdaq. Our principal executive offices are located at 7 Ha’Eshel St., PO Box 3163, Caesarea, 3079504 Israel. Our telephone number in Israel is +972-4-6230333. Our website address is http://www.icecure-medical.com. The information contained on, or that can be accessed through, our website is not part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference.

Implications of Being an Emerging Growth Company

We are an “emerging growth company,” as defined in Section 2(a) of the Securities Act of 1933, as amended, or the Securities Act, as modified by the JOBS Act. As such, we are eligible to, and intend to, take advantage of certain exemptions from various reporting requirements applicable to other public companies that are not “emerging growth companies” such as not being required to comply with the auditor attestation requirements of Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act. We could remain an “emerging growth company” for up to five years, or until the earliest of (a) the last day of the first fiscal year in which our annual gross revenues exceeds $1.235 billion, (b) the date that we become a “large accelerated filer” as defined in Rule 12b-2 under the U.S. Securities Exchange Act of 1934, as amended, or the Exchange Act, which would occur if the market value of our Ordinary Shares that is held by non-affiliates exceeds $700 million as of the last business day of our most recently completed second fiscal quarter, or (c) the date on which we have issued more than $1 billion in nonconvertible debt during the preceding three-year period.

Implications of being a “Foreign Private Issuer”

We are subject to the information reporting requirements of the Exchange Act that are applicable to “foreign private issuers,” and under those requirements we file reports with the SEC. As a foreign private issuer, we are not subject to the same requirements that are imposed upon U.S. domestic issuers by the SEC. Under the Exchange Act, we are subject to reporting obligations that, in certain respects, are less detailed and less frequent than those of U.S. domestic reporting companies. For example, we are not required to issue quarterly reports, proxy statements that comply with the requirements applicable to U.S. domestic reporting companies, or individual executive compensation information that is as detailed as that required of U.S. domestic reporting companies. We also have four months after the end of each fiscal year to file our annual report with the SEC and are not required to file current reports as frequently or promptly as U.S. domestic reporting companies. Our officers, directors and principal shareholders are exempt from the requirements to report transactions in our equity securities and from the short-swing profit liability provisions contained in Section 16 of the Exchange Act. As a foreign private issuer, we are not subject to the requirements of Regulation FD (Fair Disclosure) promulgated under the Exchange Act. In addition, as a foreign private issuer, we are permitted to follow certain home country corporate governance practices instead of those otherwise required under the Nasdaq Stock Market rules for domestic U.S. issuers and are not required to be compliant with all Nasdaq Stock Market rules as would domestic U.S. issuers. See “Risk Factors—Risks Related to Our Ordinary Shares and the Warrants” for additional information. These exemptions and leniencies will reduce the frequency and scope of information and protections available to you in comparison to those applicable to a U.S. domestic reporting company. We intend to take advantage of the exemptions available to us as a foreign private issuer during and after the period we qualify as an “emerging growth company.”

THE RIGHTS OFFERING SUMMARY

The Rights Offering

We are distributing to holders of our Ordinary Shares, at no charge, non-transferable Subscription Rights to purchase up to an aggregate of         Units. Each shareholder will receive one Subscription Right for every one Ordinary Share owned at the Record Date. Each Subscription Right will entitle its holder to purchase one Unit at the Subscription Price, consisting of one Ordinary Share and a Warrant to purchase one Ordinary Share, at an exercise price of $        per Ordinary Share, exercisable immediately upon issuance and will expire five years from the date of issuance.

We are also offering to each purchaser, if any, whose purchase of Ordinary Shares included in Units offered in this Rights Offering would otherwise result in the purchaser, together with its affiliates and certain related parties, beneficially owning more than 4.99% (or, at the election of the purchaser, 9.99%) of our outstanding Ordinary Shares immediately following the consummation of this Rights Offering, the opportunity to purchase, if the purchaser so chooses, Pre-Funded Warrants, in lieu of Ordinary Shares included in Units. For each Pre-Funded Warrant we sell, the number of Ordinary Shares we are offering will be decreased on a one-for-one basis. This prospectus also relates to the Ordinary Shares issuable upon exercise of any Pre-Funded Warrants and Warrants sold in this Rights Offering.

Size Offering	Up to Units for aggregate gross proceeds of up to $10,000,000.

Record Date	p.m., Eastern Time on , 2025.

Subscription Period; Expiration Date	The Subscription Rights may be exercised at any time during the subscription period, which will commence on , 2025, and end at p.m., Eastern Time, on , 2025, or the Subscription Period. The Subscription Rights will expire and will have no value unless exercised prior to the expiration of the Subscription Period, unless the Subscription Period is extended.

Subscription Price	$ per Unit consisting of one Ordinary Share and one Warrant and $ per Unit consisting of one Pre-Funded Warrant and one Warrant (which equals the Subscription Price per Unit consisting of one Ordinary Share and one Warrant, less the $0.0001 exercise price for each Pre-Funded Warrant) (See “Risk Factors—Risks Related to the Rights Offering—The Subscription Price determined for the Units may not be an indication of the fair value of the Ordinary Shares, Warrants or Ordinary Shares issuable upon exercise of the Warrants. As a result, you may not be able to sell the Ordinary Shares, Warrants or Ordinary Shares issuable upon exercise of the Warrants at a price equal to or greater than the Subscription Price or at a price you believe may be indicated by the price per Ordinary Share or Warrant, if at all.” for more information).

Pre-Funded Warrants	Each Pre-Funded entitles the holder to purchase one Ordinary Share at an exercise price of $0.0001 per share, subject to adjustment, from the date of issuance and until exercised in full. The Pre-Funded Warrants will be exercisable for cash at any time and from time to time after the date of issuance. See “Description of Pre-Funded Warrants” for additional information.

Warrants	Each Warrant entitles the holder to purchase one Ordinary Share at an exercise price of $ per share, subject to adjustment, from the date of issuance through its expiration five years from the date of issuance. The Warrants will be exercisable for cash at any time and from time to time after the date of issuance. The Warrants will be subject to a call feature at our option, during the three-year period following the issuance date, at the price of $0.01 per Ordinary Share issuable upon exercise of such Warrant, in the event that the volume weighted average price of the Ordinary Shares during the Measurement Period, which Measurement Period commences on the issuance date, exceeds 300% of the exercise price and subject to certain other conditions set forth in the Warrants and as further described in “Description of Warrants.”

Minimum Subscription Amount	There is no minimum subscription amount. However, we expect the Standby Purchaser to enter into the Standby Purchase Agreement, pursuant to which the Standby Purchaser will agree to exercise its Basic Subscription Rights in full and Over-Subscription Privileges to purchase all Ordinary Shares not subscribed for by holders under their Basic Subscription Rights with an aggregate Subscription Price of up to $5,000,000. See “The Rights Offering - Standby Commitment” for additional information.

Basic Subscription Right	Your Basic Subscription Right will entitle you to purchase one Unit at the Subscription Price. You may exercise your Basic Subscription Right for some or all of your Subscription Rights, or you may choose not to exercise your Subscription Rights. If you choose to exercise your Subscription Rights, there is no minimum number of whole Units you must purchase. We are distributing Basic Subscription Rights to purchase a maximum of Units in the Rights Offering.

Over-Subscription Privilege	If you exercise your Basic Subscription Right in full, you may also choose to exercise an Over-Subscription Privilege to purchase a portion of any Units that are not purchased by our other shareholders through the exercise of their Basic Subscription Rights, subject to proration and share ownership limitations described elsewhere in this prospectus. The Subscription Agent will return any excess payments by mail without interest or penalty, as soon as practicable after expiration of the subscription period.

Procedure for Exercising Subscription Rights	You may exercise all or a portion of your Subscription Rights for whole Units only or you may choose not to exercise any of your Subscription Rights at all.

To Exercise Your Subscription Rights, You Must Take the Following Steps

For registered shareholders:

●     Properly complete the enclosed rights certificate. If your Ordinary Shares are held in “street name” through a broker, dealer, custodian bank or other nominee, as the record holder, then your broker, dealer, custodian bank or other nominee must exercise the Subscription Rights and send payment of the aggregate Subscription Price on your behalf. If you wish to exercise Subscription Rights in the Rights Offering, you should contact your broker, dealer, custodian bank or nominee as soon as possible. You will not receive a rights certificate from us. Please follow the instructions of your broker, dealer, custodian bank or other nominee. Your broker, dealer, custodian bank or other nominee may establish a submission deadline that may be before the expiration of the Subscription Period.

●     Deliver the completed rights certificate, along with the full Subscription Price (without any deductions for wire transfer fees, bank charges or similar fees) and any other materials required pursuant to the instruction letter that accompanies the rights certificate (including, but not limited to, a completed Form W-8 or W-9), to the subscription agent before p.m., Eastern Time, on           , 2025, unless the Subscription Period is extended. Please see “The Rights Offering—Payment Methods” on page 29 of this prospectus for a discussion of the forms of payment that will be accepted. We recommend that you use insured, registered mail, postage prepaid, return receipt requested.

Please follow the delivery instructions on the rights certificate. DO NOT DELIVER COMPLETED RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO ICECURE MEDICAL LTD. You are solely responsible for completing delivery to the subscription agent of your rights certificate and payment of your aggregate Subscription Price. You should allow sufficient time for delivery of your rights certificate and payment of the aggregate Subscription Price to the subscription agent so that the subscription agent receives them by      , Eastern Time, on         , 2025, unless such date is extended by us. (See “The Rights Offering—Payment Methods” on page 29 of this prospectus and “—Subscription Agent” on page 32 of this prospectus for more information.)

Invalid Exercise

We reserve the right to reject any or all subscriptions not properly or timely submitted or completed.

We reserve the right to treat as invalid, and will not be bound to allot or issue any Units in respect of, any exercise or purported exercise of a Subscription Right in any circumstances in which such offer, solicitation or exercise may be unlawful, including under the regulations of the United States of America.

Payment Adjustments	If you send a payment that is insufficient to purchase the number of Units requested, or if the number of Units requested is not specified in the rights certificate, the payment received will be applied to exercise Subscription Rights to the extent of the payment. If the payment exceeds the amount necessary for the full exercise of your Subscription Rights, including any Over-Subscription Privilege exercised and permitted, the excess will be returned to you promptly in cash. You will not receive interest or a deduction on any payments refunded to you under the Rights Offering.

Delivery of Ordinary Shares, Pre-Funded Warrants and Warrants	We expect to deliver the Ordinary Shares underlying the Units purchased in the Rights Offering to record holders on or about , 2025 and expect to deliver the Pre-Funded Warrants and the Warrants underlying the Units purchased in the Rights Offering to the Warrant Agent on or about , 2025. All Ordinary Shares, Pre-Funded Warrants and Warrants that comprise the Units that are purchased in the Rights Offering will be issued in book-entry, or uncertificated, form meaning that you will receive a restricted book-entry statement from our transfer agent reflecting ownership of these securities if you are a holder of record. If you hold your Ordinary Shares in the name of a bank, broker, dealer, or other nominee, Depository Trust Company, or DTC, will credit your account with your nominee with the securities you purchased in the Rights Offering.

No Revocation of Exercise by Rights Holders	All exercises of Subscription Rights are irrevocable even if you later learn of information that you consider to be unfavorable to the exercise of your Subscription Rights.

Transferability of Subscription Rights	The Subscription Rights are not transferable.

Transferability of Units	The Units will not be transferable or issued as separate securities, nor will they be listed on any national securities exchange or other recognized trading system. The components of the Units will be purchased as a Unit in the Rights Offering and will immediately separate upon the closing of the Rights Offering such that the Ordinary Shares, the Pre-Funded Warrants and the Warrants will be issued separately and will be transferable separately.

Transferability of the Pre-Funded Warrants and the Warrants	The Pre-Funded Warrants and the Warrants will be transferable, but will not be listed or otherwise trade on any national securities exchange or other recognized trading system. You may only be able to sell your Pre-Funded Warrants and Warrants in a private transaction.

Market for Ordinary Shares	Our Ordinary Shares are listed on Nasdaq under the symbol “ICCM”.

Ordinary Shares Outstanding Before the Rights Offering	Ordinary Shares were issued and outstanding as of , 2025.

Ordinary Shares to be Outstanding After Completion of the Rights Offering	Ordinary Shares will be outstanding immediately after completion of the Rights Offering, assuming our shareholders exercise their Subscription Rights in full for Units, consisting of Ordinary Shares (assuming no Pre-Funded Warrants were sold in the Right Offering) and Warrants to purchase up to an additional Ordinary Shares, in the Rights Offering.

Amendment, Extension or Cancellation	We may amend the terms of the Rights Offering, extend the Subscription Period of the Rights Offering, or cancel or withdraw the Rights Offering at any time prior to the expiration date and for any reason. Any extension, amendment or termination will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than a.m., Eastern time, on the next business day after the previously scheduled expiration date.

Use of Proceeds	Assuming that the Rights Offering is consummated and fully subscribed, we expect to receive net proceeds, after deducting estimated fees and expenses, of approximately $9.4 million in the aggregate. We intend to use the net proceeds from this Rights Offering, together with our existing cash, cash equivalents and short-term investments, to repay the Loan Amount of the Bridge Loan and for general corporate and working capital purposes. For additional information see “Use of Proceeds” on page 20 of this prospectus.

No Recommendation	None of our board of directors, the Subscription Agent or the Information Agent is making any recommendation regarding your exercise of Subscription Rights in the Rights Offering or the sale or transfer of the Ordinary Shares, the Pre-Funded Warrants and the Warrants or Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and the Warrants. Further, we have not authorized anyone to make any recommendation. You are urged to make your decision to invest based on your own assessment of our business and financial condition, our prospects for the future, the terms of the Rights Offering, the information in this prospectus and other information relevant to your circumstances. Please see “Risk Factors” beginning on page 8 of this prospectus for a discussion of some of the risks involved in investing in our securities.

Interests of our Executive Officers and Directors in the Rights Offering	Our executive officers and members of our board of directors may participate in the Rights Offering on the same terms and at the same Subscription Price as all other shareholders, but none of our executive officers or directors are obligated to participate.

Risk Factors	You should carefully read the section entitled “Risk Factors” beginning on page 8 of this prospectus before you make a decision as to the exercise of your subscription rights. See also “Where You Can Find More Information” on page 57 of this prospectus.

Material U.S. Federal Income Tax Considerations for U.S. Holders	The receipt of subscription rights may be treated as a taxable distribution to you for U.S. federal income tax purposes. However, we intend to take the position that the distribution of the Subscription Rights in this Rights Offering with respect to our ordinary shares should be a non-taxable distribution to holders of ordinary shares under Section 305(a) of the Code. See “Material Tax Considerations—Material U.S. Federal Income Tax Considerations for U.S. Holders” on page 44 of this prospectus.

Fees and Expenses	We will pay the fees and expenses we incur related to the Rights Offering. We expect to enter into a Standby Purchaser Agreement with Epoch prior to the Record Date. We will not pay the Standby Purchaser a fee.

Standby Purchaser	We have received a commitment from Epoch pursuant to which Epoch has agreed to participate in the Rights Offering and exercise its Basic Subscription Rights in full and Over-Subscription Privileges to purchase Ordinary Shares not subscribed for by holders under their Basic Subscription Right with an aggregate Subscription Price of up to $5,000,000 upon and subject to the terms and conditions of the Standby Purchase Agreement, to be entered into prior to the Record Date.

Subscription Agent	We have retained Broadridge Corporate Issuer Solutions, LLC to serve as Subscription Agent for the Rights Offering. The Subscription Agent will hold funds received in payment for Units in a segregated account pending completion of the Rights Offering. The Subscription Agent will hold this money until the Rights Offering is completed or is withdrawn and canceled. If the Rights Offering is canceled for any reason, all subscription payments received by the Subscription Agent will be returned promptly, without interest or penalty.

Information Agent	We have retained Broadridge Corporate Issuer Solutions, LLC to act as Information Agent for the Rights Offering.

Warrant Agent	We have retained VStock Transfer, LLC to act as Warrant Agent for the Warrants and Pre-Funded Warrants issued in the Rights Offering.

Questions	If you have any questions or need further information about the Rights Offering, please call Broadridge Corporate Issuer Solutions, LLC, the Information Agent for the Rights Offering, at (855) 793-5068 (toll free in the U.S. and Canada) or (720) 414-6898 (for calls outside the U.S. and Canada).

Dealer-manager	We have retained Maxim to act as dealer-manager for the Rights Offering.

The number of the Ordinary Shares to be outstanding immediately after this Rights Offering is based on 58,693,428 Ordinary Shares outstanding as of May 22, 2025 and assumes that all of the Basic Subscription Rights in the Rights Offering have been fully exercised and no Pre-Funded Warrants were sold in the Right Offering. This number excludes:

●	an aggregate of 3,397,292 Ordinary Shares issuable upon the exercise of outstanding options to purchase Ordinary Shares, at exercise prices ranging between NIS 2.40 to NIS 17.9 (approximately $0.69 to $5.05) per Ordinary Share, issued to directors, officers, service providers and employees issued under our IceCure Medical Ltd. 2006 Employee Share Option Plan, as amended from time to time, or the 2006 Option Plan;

●	an aggregate of 1,081,614 Ordinary Shares issuable upon the exercise of outstanding options to purchase Ordinary Shares, at exercise prices ranging between NIS 2.6 to NIS 3.1 (approximately $0.74 to $0.88) per Ordinary Share, issued to directors, officers, service providers and employees issued under our IceCure Medical Ltd. 2024 Employee Equity Incentive Plan, or the 2024 Incentive Plan; and

●	an aggregate of 817,948 Ordinary Shares issuable upon the vesting of restricted share units, or RSUs, granted under the 2024 Incentive Plan.

RISK FACTORS

Investing in our securities involves a high degree of risk. You should consider carefully the risks and uncertainties described below and the risks described under the caption “Item 3. Key Information - D. Risk Factors” in our annual report on Form 20-F for the year ended December 31, 2024, or the 2024 Annual Report, together with all of the other information in this prospectus, and the information incorporated by reference in this prospectus, including the financial statements and related notes, before deciding whether to purchase our securities. If any of the following risks are realized, our business, operating results, financial condition and prospects could be materially and adversely affected. In that event, the price of our Ordinary Shares could decline, and you could lose part or all of your investment.

Risks Related to the Rights Offering

Even if the Rights Offering is completed, we will require additional capital to fund our operations, and if we fail to obtain financing when needed or on acceptable terms, we could be forced to delay, reduce or eliminate our commercialization efforts of our ProSense system upon receiving potential marketing authorization from the FDA.

We believe that our existing cash, cash equivalents and short-term investments, together with the net proceeds of approximately $9.4 million from this Rights Offering, assuming that the Rights Offering is consummated and fully subscribed, will enable us to fund our operating expenses and capital expenditure requirements through May 31, 2026.

Accordingly, even if the Rights Offering is completed, we will be required to obtain further funding through public or private equity offerings, debt financings, and collaborations or other sources. Adequate additional financing may not be available to us on acceptable terms, or at all. Although we have successfully raised capital in the past, there is no assurance that we will be successful in obtaining sufficient funding on terms acceptable to us to fund continuing operations, if at all. Having received a request from the FDA to conduct a study if marketing authorization were granted, upon which the FDA’s final marketing authorization decision is expected, we are anticipating an establishment and expansion of our sales, marketing and distribution infrastructure to commercialize the ProSense system. These efforts are contingent on the success of obtaining financing on favorable terms. Any failure to raise capital as and when needed would have a negative effect not only on our financial condition and our ability to otherwise pursue our business strategy, potentially leading us to be unable to continue as a going concern, but would also severely affect our ability to commercialize our products optimally, upon receiving marketing authorization.

We will incur substantial expenses in connection with the Rights Offering, which may not return adequate value if the Rights Offering is ultimately not consummated or successful.

We will incur substantial expenses in connection with the Rights Offering, and insufficient proceeds from the Rights Offering may result in offering related expenses in excess of proceeds received from the Rights Offering. The total estimated expenses for the Rights Offering are approximately $0.6 million. If the registration statement, of which this prospectus is a part, is not declared effective, the Rights Offering is not commenced or the Rights Offering is not ultimately consummated or successful, we will incur these expenses nonetheless. Completion of the Rights Offering is not subject to us raising a minimum offering amount and, therefore, proceeds may be insufficient to meet our objectives, thereby increasing the risk to investors in the Rights Offering, including investing in a company that continues to require capital and which is engaging in a strategic process.

The Subscription Price determined for the Units may not be an indication of the fair value of the Ordinary Shares, the Pre-Funded Warrants, the Warrants or Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and Warrants. As a result, you may not be able to sell the Ordinary Shares, the Pre-Funded Warrants or the Warrants at a price equal to or greater than the Subscription Price or at a price you believe may be indicated by the price per Unit, if at all.

The board of directors set the Subscription Price of $        per Unit (or $         per Unit consisting of one Pre-Funded Warrant and one Warrant) based on a variety of considerations. The components of the Units will be purchased as a Unit in the Rights Offering and will immediately separate from one another upon the closing of the Rights Offering such that the Ordinary Shares, the Pre-Funded Warrants and the Warrants will constitute separate securities and will be issued and transferable separately. The price per Unit in the Rights Offering may not be indicative of the market value of the Ordinary Shares, the Pre-Funded Warrants or the Warrants underlying each Unit. As discussed herein, the market value of the Ordinary Shares is likely to fluctuate based on developments in our business.

We cannot assure you that the trading price of our Ordinary Shares will not decline during or after the Rights Offering. We do not intend to change the Subscription Price or the terms of the Units in response to changes in the trading price of our Ordinary Shares, if any, prior to the closing of the Rights Offering.

You may not revoke your decision to exercise your subscription rights after you send us your rights certificate.

If you change your mind about exercising your Subscription Rights, you may not revoke or change the amount of your exercise after you send in your required documents and payment, even if you subsequently learn information about us or our business, financial position, results of operations and cash flows that is material or adverse or that you otherwise consider to be unfavorable.

Because we may terminate or cancel the Rights Offering at any time, your participation in the Rights Offering is not assured.

We may terminate or cancel the Rights Offering at any time before the expiration of the Subscription Period at      p.m., Eastern Time, on        , 2025 (or any extension thereof), for any reason. If the Rights Offering is terminated or cancelled for any reason, then we will not issue you any of the Ordinary Shares, Pre-Funded Warrants or Warrants you may have subscribed for and we will not have any obligation with respect to the Subscription Rights except to return any Subscription Price payments, as soon as practicable, without interest or penalty.

We may amend the terms of the Rights Offering, extend the Subscription Period of the Rights Offering, or cancel or withdraw the Rights Offering at any time prior to the expiration of the Subscription Period.

We may amend the terms of the Rights Offering, extend the Subscription Period of the Rights Offering, or cancel or withdraw the Rights Offering at any time prior to the expiration of the Subscription Period and for any reason. The terms of the Rights Offering cannot be modified or amended after the expiration of the Subscription Period, as may be extended from time to time.

If you do not act promptly and follow the subscription instructions, then your exercise of Subscription Rights may be rejected.

Shareholders who desire to purchase Units in the Rights Offering must act promptly to ensure that all required forms and payments are actually received by the Subscription Agent before       p.m., Eastern Time, on           , 2025 (or any extension thereof), the expiration of the Subscription Period. If your Ordinary Shares are held in “street name” through a broker, dealer, custodian bank or other nominee, as the record holder, then you must act promptly to ensure that your broker, dealer, bank or other nominee acts for you and that all required forms and payments are actually received by the Subscription Agent before the expiration of the Subscription Period. We will not be responsible if your broker, dealer, bank, financial institution or other nominee fails to ensure that all required forms and payments are actually received by the Subscription Agent before the expiration of the Subscription Period. If you fail to complete and sign the rights certificate or the forms specified by your broker, dealer, custodian bank or other nominee, send an incorrect payment amount, pay by an unauthorized payment form, or otherwise fail to follow the subscription procedures that apply to your exercise of Subscription Rights in the Rights Offering, then the Subscription Agent may, depending on the circumstances, reject your subscription or accept it only to the extent of the payment received. Neither we nor the Subscription Agent undertakes to contact you concerning an incomplete or incorrect subscription form or payment, nor are we under any obligation to correct such forms or payment. We have the sole discretion to determine whether a Subscription Rights exercise follows the proper procedures. You bear the risk of delivery of all documents and payments, and neither we nor the Subscription Agent have any responsibility for such documents and payments.

If the holders of our Ordinary Shares (other than the Standby Purchaser) do not exercise their Subscription Rights and the Standby Purchaser performs its Standby Commitment, the Standby Purchaser would increase its ownership of our Ordinary Shares after the completion of the Rights Offering and would be able to exercise a more significant level of control over us.

We have received a commitment from Epoch pursuant to which Epoch has agreed to participate in the Rights Offering and exercise its Basic Subscription Rights in full and Over-Subscription Privileges to purchase Ordinary Shares not subscribed for by holders under their Basic Subscription Right with an aggregate Subscription Price of up to $5,000,000 upon and subject to the terms and conditions of the Standby Purchase Agreement, to be entered into prior to the Record Date.

As of the date of this prospectus, Epoch beneficially owns 25,846,597 issued and outstanding Ordinary Shares, representing approximately 44.0% of our issued and outstanding Ordinary Shares. If no Subscription Rights are exercised by any person other than the Standby Purchaser and the Standby Purchaser performs its Standby Commitment pursuant to the terms of the Standby Purchase Agreement, the Standby Purchaser would hold      Ordinary Shares, representing   % of the issued and outstanding Ordinary Shares after the completion of the Rights Offering. As a result, Epoch would be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, barring any requirement for such shareholder to recuse itself from any such vote pursuant to applicable securities law, corporate law or the rules and regulations of Nasdaq. Further, Mr. Li Haixiang, who serves on our board of directors, has the voting and dispositive power over the Ordinary Shares held by Epoch. This control could have the effect of delaying or preventing a change of control or changes in management and would make the approval of certain transactions difficult or impossible without the support of this shareholder. Additionally, the perception that this shareholder would have the ability to control or significantly influence us could cause our Ordinary Shares to be less attractive to certain investors or otherwise result in a decline in the trading price of our Ordinary Shares.

We are not making a recommendation as to whether you should participate in the Rights Offering.

None of our board of directors, the Subscription Agent or the Information Agent is making any recommendation regarding your exercise of Subscription Rights in the Rights Offering or the sale or transfer of the Ordinary Shares, Pre-Funded Warrants, Warrants or Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and the Warrants. Further, we have not authorized anyone to make any recommendation.

You will not receive interest on subscription funds, including any funds ultimately returned to you as soon as practicable.

You will not earn any interest on your payment of the Subscription Price while it is being held by the Subscription Agent pending the closing of the Rights Offering. In addition, if we cancel the Rights Offering, neither we nor the Subscription Agent will have any obligation with respect to the subscription rights except to return to you, without interest or penalty, any payment of the Subscription Price.

If you make payment of the Subscription Price by personal check, your check may not clear in sufficient time to enable you to purchase Units in this Rights Offering.

Any personal check used to pay for Units to be issued in this Rights Offering must clear prior to the expiration date of this Rights Offering, and the clearing process may require five or more business days. If you choose to exercise your Subscription Rights, in whole or in part, and to pay for the Units by personal check and your check has not cleared prior to the expiration date of this Rights Offering, you will not have satisfied the conditions to exercise your Subscription Rights and will not receive the Units you wish to purchase.

Completion of the Rights Offering is not subject to us raising a minimum offering amount and we may still need additional funding to carry out our proposed operating activities after the Rights Offering.

We have a history of losses and as of December 31, 2024, we had an accumulated deficit of $105.38 million, cash and cash equivalents of $7.56 million. Completion of the Rights Offering is not subject to our raising a minimum offering amount and, therefore, the net proceeds from the Rights Offering may be insufficient to meet our objectives, thereby increasing the risk to investors in this Rights Offering, including investing in a company that continues to require capital. Even if we sell all of the Units subject to the Rights Offering, we may need to obtain further additional financing. Such further additional financing may further dilute your holding in us.

The Subscription Rights are non-transferable and there is no market for the Subscription Rights.

You may not sell, give away or otherwise transfer your Subscription Rights. Because the Subscription Rights are non-transferable, there is no market or other means for you to directly realize any value associated with the Subscription Rights. You must exercise the Subscription Rights in order to realize any potential value.

This Rights Offering may cause the trading price of our Ordinary Shares to decrease.

The Subscription Price, together with the number of Ordinary Shares we propose to issue (including Ordinary Shares exercisable upon the exercise of the Pre-Funded Warrants and the Warrants included in the Units) and ultimately will issue if this Rights Offering is completed, may result in an immediate decrease in the market price of our Ordinary Shares. This decrease may continue after the completion of this Rights Offering. If that occurs, you may have committed to purchase Ordinary Shares at a price greater than the prevailing market price. We cannot predict the effect, if any, that the availability of shares for future sales represented by the Pre-Funded Warrants and the Warrants issued in connection with the Rights Offering will have on the market price of our Ordinary Shares from time to time. Further, if a substantial number of Subscription Rights are exercised and the holders of Ordinary Shares received upon exercise of those Subscription Rights or the related Pre-Funded Warrants or Warrants choose to sell some or all of the shares underlying the Subscription Rights or the related Pre-Funded Warrants or Warrants, the resulting sales could depress the market price of our Ordinary Shares.

Shareholders with a foreign address, including our largest shareholder, may experience delays in receiving rights offering materials.

We are distributing to our shareholders as of the Record Date the non-transferrable Subscription Rights described herein. While we will endeavor to make the rights offering materials available to all eligible shareholders in a timely manner, shareholders located outside the United States, including our largest shareholder, may experience delays in the delivery of these materials via postal services in their local jurisdictions. Such delays may shorten the period within which these shareholders can take action with respect to the Rights Offering, including exercising their Subscription Rights.

If you do not exercise all of your Subscription Rights in the Rights Offering, your interest in us will be significantly diluted if and to the extent other shareholders fully exercise their Basic Subscription Right or the Standby Purchaser performs its obligations under the Standby Commitment.

If you do not choose to fully exercise your Subscription Rights, your percentage ownership interest in us will decrease if and to the extent other shareholders fully exercise their Basic Subscription Right. Further, due to the Standby Commitment, we expect the Standby Purchaser to purchase all remaining Ordinary Shares that are not subscribed for by others under the Basic Subscription Right. If you do not exercise your Subscription Rights at all, your percentage ownership in us could decrease significantly if and to the extent other shareholders fully exercise their Basic Subscription Right. In addition, if you do not exercise your Subscription Rights in full and the Subscription Price is less than the fair value of our Ordinary Shares, you would experience immediate dilution of the value of your Ordinary Shares relative to what your value would have been had our Ordinary Shares been issued at fair value.

You will not be able to resell any of the securities that you may receive pursuant to the exercise of subscription rights immediately upon the expiration of the Subscription Period.

We expect to deliver the Ordinary Shares purchased in the Rights Offering to record holders on or about           , 2025 and expect to deliver the Pre-Funded Warrants and the Warrants underlying the Units purchased in the Rights Offering to the Warrant Agent on or about           , 2025. Until the securities are delivered, you will not be able to sell the securities that you purchase in the Rights Offering. Additionally, you will not be able to sell any of the Ordinary Shares underlying the Pre-Funded Warrants and the Warrants until such Pre-Funded Warrants and Warrants are exercised (and then, solely to extent of exercise). The Pre-Funded Warrants and the Warrants will be exercisable upon issuance but we will not issue any fractional shares upon the exercise of Pre-Funded Warrants or Warrants.

The dealer-manager is not underwriting, nor acting as placement agent of, the Subscription Rights or the securities underlying the Subscription Rights.

Maxim is acting as dealer-manager for the Rights Offering. As provided in the dealer-manager agreement, the dealer-manager will provide marketing assistance in connection with this Rights Offering. The dealer-manager is not underwriting or placing any of the subscription rights or the Units being issued in this Rights Offering and is not making any recommendation with respect to such Subscription Rights (including with respect to the exercise or expiration of such Subscription Rights) or Units. The dealer-manager will not be subject to any liability to us in rendering the services contemplated by the dealer-manager agreement except for any act of bad faith, gross negligence or willful misconduct by the dealer-manager. The Rights Offering may not be successful despite the services of the dealer-manager to us in this Rights Offering.

Absence of a public trading market for the Pre-Funded Warrants and Warrants may limit your ability to resell the Pre-Funded Warrants and Warrants.

There is no established trading market for the Pre-Funded Warrants and the Warrants to be issued as part of the Units pursuant to this Rights Offering, and we do not intend that they will be listed for trading on Nasdaq or any other securities exchange or market, and the Pre-Funded Warrants and Warrants may not be widely distributed. Purchasers of the Pre-Funded Warrants and Warrants may be unable to resell the Pre-Funded Warrants and Warrants or sell them only at an unfavorable price for an extended period of time, if at all.

Risks Related to Our Ordinary Shares, the Pre-Funded Warrants and the Warrants

The market price of our Ordinary Shares may be highly volatile and fluctuate substantially, which could result in substantial loses for Subscription Rights holders, if they were to exercise their right to acquire Ordinary Shares.

The trading price of our Ordinary Shares may be volatile. The market price for the Ordinary Shares may be influenced by many factors, including:

●	inability to obtain the approvals necessary to commence further clinical trials;

●	unsatisfactory results of clinical trials;

●	announcements of regulatory approval or the failure to obtain it, or specific label indications or patient populations for its use, or changes or delays in the regulatory review process;

●	announcements of therapeutic innovations or new products by us or our competitors;

●	adverse actions taken by regulatory authorities with respect to our clinical trials, manufacturing supply chain or sales and marketing activities;

●	changes or developments in laws or regulations applicable to the cryoablation of tumors or any other indication that we may seek to develop;

●	any adverse changes to our relationship with manufacturers or suppliers;

●	any intellectual property infringement actions in which we may become involved;

●	announcements concerning our competitors or the biotechnology industry in general;

●	our commencement of, or involvement in, litigation;

●	any major changes to our board of directors or management;

●	our ability to recruit and retain qualified regulatory, research and development personnel;

●	legislation or changes to healthcare payment systems;

●	the depth of the trading market in our Ordinary Shares;

●	general economic weakness, including inflation, or industry and market conditions;

●	business interruptions resulting from an epidemic or pandemic, geopolitical actions, including war and terrorism, or natural disasters;

●	the granting or exercise of employee stock options or other equity awards; and

●	changes in investors’ and securities analysts’ perception of the business risks and conditions of our business.

In addition, the stock market in general, and the Nasdaq in particular, have experienced extreme price and volume fluctuations that have often been unrelated or disproportionate to the operating performance of small companies. Broad market and industry factors may negatively affect the market price of our Ordinary Shares, regardless of our actual operating performance. Further, a systemic decline in the financial markets and related factors beyond our control may cause our share price to decline rapidly and unexpectedly.

Our principal shareholders, officers and directors currently beneficially own approximately 47.8% of our Ordinary Shares. They will therefore be able to exert significant control over matters submitted to our shareholders for approval.

As of the date of this prospectus, our principal shareholders, officers and directors beneficially own approximately 47.8% of our Ordinary Shares. This significant concentration of share ownership may adversely affect the trading price for our Ordinary Shares because investors often perceive disadvantages in owning shares in companies with controlling shareholders. As a result, these shareholders, if they acted together, could significantly influence or even unilaterally approve matters requiring approval by our shareholders, including the election of directors and the approval of mergers or other business combination transactions. The interests of these shareholders may not always coincide with our interests or the interests of other shareholders.

If no Subscription Rights are exercised by any person other than the Standby Purchaser and all      issued and outstanding Ordinary Shares issuable under the Offering are acquired by the Standby Purchaser, Epoch, pursuant to the terms of the Standby Purchase Agreement, the Standby Purchaser would hold Ordinary Shares, representing   % of the issued and outstanding Ordinary Shares after the completion of the Rights Offering. As a result, with its significant share ownership as of the date of this prospectus, the Standby Purchaser would be able to exercise a significant level of control over all matters requiring shareholder approval, including the election of directors and approval of significant corporate transactions, barring any requirement for such shareholder to recuse itself from any such vote pursuant to applicable securities law, corporate law or the rules and regulations of Nasdaq. Further, Mr. Li Haixiang, who serves on our board of directors, has the voting and dispositive power over the Ordinary Shares held by Epoch. This control could have the effect of delaying or preventing a change of control or changes in management and would make the approval of certain transactions difficult or impossible without the support of this shareholder. Additionally, the perception that this shareholder would have the ability to control or significantly influence us could cause our Ordinary Shares to be less attractive to certain investors or otherwise result in a decline in the trading price of our Ordinary Shares.

Management will have broad discretion as to the use of the proceeds from this Rights Offering, and we may not use the proceeds effectively.

Our management will have broad discretion in the allocation of the net proceeds and could use them for purposes other than those contemplated at the time of this Rights Offering and as described in the section titled “Use of Proceeds.” Our management could spend the proceeds in ways that you do not agree with or that do not improve our results of operations or enhance the value of our Ordinary Shares.

You may experience immediate and substantial dilution.

The Subscription Price is higher than the as adjusted net tangible book value per Ordinary Share. Therefore, if you purchase Units in this Rights Offering, you will experience immediate dilution of $          per Ordinary Share, representing the difference between our as adjusted net tangible book value per Ordinary Share after giving effect to this Rights Offering and the Subscription Price, assuming no exercise of the Pre-Funded Warrants and the Warrants. For a further description of the dilution you will experience immediately after this Rights Offering, see “Dilution” in this prospectus.

You may experience additional dilution as a result of future equity offerings or other issuances of securities.

In order to raise additional capital, we may in the future offer additional Ordinary Shares or other securities convertible into or exchangeable for our Ordinary Shares at prices that may not be the same as the Subscription Price. We may sell shares or other securities in any other offering at prices that are less than the Subscription Price, and investors purchasing shares or other securities in the future could have rights superior to existing shareholders. You may experience dilution as a result of any shares issued as a result of future offerings or other issuances of our securities from our currently authorized share capital or any increased authorized share capital.

There is no public market for the Pre-Funded Warrants and the Warrants being issued as part of the Units by us in this Rights Offering.

There is no established public trading market for the Pre-Funded Warrants and the Warrants, and we do not expect a market to develop. In addition, we do not intend to apply to list the Pre-Funded Warrants and the Warrants on any nationally securities exchange or other recognized trading system, including Nasdaq. Without an active trading market, the liquidity of the Pre-Funded Warrants and the Warrants will be extremely limited.

Holders of Pre-Funded Warrants and Warrants purchased as part of the Units offered in this Rights Offering will have no rights as ordinary shareholders until such holders exercise their Pre-Funded Warrants or Warrants and acquire our Ordinary Shares, except as otherwise provided in the Pre-Funded Warrants and the Warrants.

Until holders of Pre-Funded Warrants and Warrants acquire Ordinary Shares upon exercise thereof, such holders will have no rights with respect to the Ordinary Shares underlying the Pre-Funded Warrants and Warrants. Upon exercise of the Pre-Funded Warrants and the Warrants, the holders will be entitled to exercise the rights of an ordinary shareholder only as to matters for which the record date occurs after the exercise date.

The Pre-Funded Warrants and the Warrants are speculative in nature.

The Pre-Funded Warrants and the Warrants do not confer any rights of ordinary share ownership on their holders, such as voting rights, but rather merely represent the right to acquire Ordinary Shares at a fixed price for a limited period of time. Specifically, commencing on the date of issuance, holders of Pre-Funded Warrants may exercise their right to acquire Ordinary Shares and pay an exercise price of $0.0001 per Ordinary Share, subject to certain adjustments, and holders of Warrants may exercise their right to acquire Ordinary Shares and pay an exercise price of $          per Ordinary Share, subject to certain adjustments, prior to five years from the date of issuance, after which date any unexercised Warrants will expire and have no further value. Moreover, following this Rights Offering, the market value of the Pre-Funded Warrants and the Warrants, if any, is uncertain and there can be no assurance that the market value of the Pre-Funded Warrants and the Warrants will equal or exceed their imputed offering price. The Pre-Funded Warrants and the Warrants will not be listed or quoted for trading on any national securities exchange or other recognized trading system. There can be no assurance that the market price of the Ordinary Shares will ever equal or exceed the exercise price of the Warrants, and consequently, it may not ever be profitable for holders of the Warrants to exercise such Warrants.

The Warrants will be subject to a call feature.

The Warrants will be subject to a call feature at our option, during the three-year period following the issuance date, at the price of $0.01 per Ordinary Share issuable upon exercise of such Warrant, in the event that the volume weighted average price of the Ordinary Shares for 10 consecutive trading days, or the Measurement Period, which Measurement Period commences on the issuance date, exceeds 300% of the exercise price and subject to certain other conditions set forth in the Warrants and as further described in “Description of Warrants.” Such a call feature may reduce the value of the Warrants because it may result in holders no longer having an opportunity to benefit from further increases in the price of our Ordinary Shares.

Because we do not intend to pay dividends, our shareholders will benefit from an investment in our Ordinary Shares only if it appreciates in value.

We intend to retain our future earnings, if any, to finance the expansion of our business and do not expect to pay any cash dividends in the foreseeable future. As a result, the success of an investment in our Ordinary Shares will depend entirely upon any future appreciation. There is no guarantee that our Ordinary Shares will appreciate in value or even maintain the price at which our shareholders purchased their shares.

Risks Related to our Operations in Israel

 Our principal executive offices, most of our research and development activities and other significant operations are located in Israel, and, therefore, our results may be adversely affected by political, economic and military instability in Israel, including Israel’s multi-front war with terrorist groups in neighboring countries, such as Hezbollah in Lebanon and Hamas in the Gaza Strip, and state actors such as Iran, and Israel’s response thereto.

Our executive offices, corporate headquarters and principal research and development facilities are located in Israel. In addition, most of our officers and directors are residents of Israel. Accordingly, political, economic and military and security conditions in Israel and the surrounding region may directly affect our business. Any conflicts, political instability, terrorism, cyberattacks or any other hostilities involving Israel or the interruption or curtailment of trade between Israel and its present trading partners could adversely affect our operations. Ongoing and revived hostilities in the Middle East or other Israeli political or economic factors, could harm our operations.

In October 2023, Hamas terrorists infiltrated Israel’s border with the Gaza Strip and conducted a series of attacks on civilian and military targets. Following the attack, Israel’s security cabinet declared war against Hamas and a military campaign commenced in the Gaza Strip. As of May 22, 2025, the ceasefire with Hamas that had been in place since January 2025 has ended, and hostilities have resumed. The continuation of the conflict has led to heightened security concerns, potential disruptions to business operations, and economic instability. There remains significant uncertainty regarding the duration and escalation of the conflict, and further military actions, restrictions, or government-imposed measures could adversely affect our operations and financial condition. Other regional hostilities, since October 7, 2023, have concurrently become more pronounced. This includes and has included a northern front war between Israel and Hezbollah, hostilities between Israel and Iran, which have included Iranian strikes against Israel in April 2024 and October 2024, and subsequent retaliation by Israel to both instances, and a continued conflict between Israel and the Houthi Movement in Yemen. Such potential disruption to our operations may include certain delays and diversions of the import of certain components for manufacturing and production as a result of reduced air travel and the attacks on container ships on the Red Sea route by the Iranian-backed Houthi Movement.

The intensity and duration of the multi-front conflict are difficult to predict, as are such conflict’s economic implications on the Company’s business and operations and on Israel’s economy in general. The potential deterioration of Israel’s economy, as a direct and indirect result of these events, may have a material adverse effect on the Company and its ability to effectively conduct its operations.

In connection with the current multi-front conflict, Israeli military reservists have been called up to perform military service. Ten of our employees have been called up as of May 22, 2025. Almost all of those employees have since returned from reserve duty as of May 22, 2025, but there can be no guarantee that they will not be called up again. Additional employees may be called up, for service, and such persons may be absent for an extended period of time. As a result, our operations may be disrupted by such absences, which in turn may materially and adversely affect our business, prospects, financial condition and results of operations.

Further, in the past, the State of Israel and Israeli companies have been subjected to economic boycotts. Several countries still restrict business with the State of Israel and with Israeli companies. These restrictive laws and policies may have an adverse impact on our operating results, financial condition or the expansion of our business. A campaign of boycotts, divestment and sanctions has been undertaken against Israel, which could also adversely impact our business.

Prior to October 2023, the Israeli government pursued extensive changes to Israel’s judicial system. In response to the foregoing developments, individuals, organizations and institutions, both within and outside of Israel, have voiced concerns that the proposed changes may negatively impact the business environment in Israel including due to reluctance of foreign investors to invest or transact business in Israel as well as to increased currency fluctuations, downgrades in credit rating, increased interest rates, increased volatility in securities markets, and other changes in macroeconomic conditions. To the extent that any of these negative developments do occur, they may have an adverse effect on our business, our results of operations and our ability to raise additional funds, if deemed necessary by our management and board of directors.

Risks Related to Enforceability of Civil Liabilities

Investors may have difficulty enforcing judgments against us, our directors and management.

We were incorporated in Israel. Substantially all of our executive officers and directors reside outside of the United States, and all of our assets and most of the assets of these persons are located outside of the United States. Therefore, a judgment obtained against us, or any of these persons, including a judgment based on the civil liability provisions of the U.S. federal securities laws, may not be collectible in the United States and may not be enforced by an Israeli court. It also may be difficult for you to effect service of process on these persons in the United States or to assert U.S. securities law claims in original actions instituted in Israel. Additionally, it may be difficult for an investor, or any other person or entity, to initiate an action with respect to U.S. securities laws in Israel. Israeli courts may refuse to hear a claim based on an alleged violation of U.S. securities laws reasoning that Israel is not the most appropriate forum in which to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, it may determine that Israeli law and not U.S. law is applicable to the claim. If U.S. law is found to be applicable, the content of applicable U.S. law must be proven as a fact by expert witnesses, which can be a time consuming and costly process. Certain matters of procedure will also be governed by Israeli law. There is little binding case law in Israel that addresses the matters described above. As a result of the difficulty associated with enforcing a judgment against us in Israel, you may not be able to collect any damages awarded by either a U.S. or foreign court.

One member of our board of directors, Mr. Yang Huang, is a citizen of and is located in the People’s Republic of China, or the PRC. The recognition and enforcement of foreign judgments are provided for under the PRC Civil Procedures Law. PRC courts may recognize and enforce foreign judgments in accordance with the requirements of the PRC Civil Procedures Law based either on treaties between China and the country where the judgment is made or on principles of reciprocity between jurisdictions. China does not have any treaties or other forms of written arrangement with the United States that provide for the reciprocal recognition and enforcement of foreign judgments. In addition, according to the PRC Civil Procedures Law, the PRC courts will not enforce a foreign judgment against us or our directors and officers if they decide that the judgment violates the basic principles of PRC laws or national sovereignty, security, or public interest. As a result, it is uncertain whether and on what basis a PRC court would enforce a judgment rendered by a court in the United States on Mr. Huang and attempts to enforce such a judgment in the PRC could be costly, time consuming and ultimately unsuccessful.

In addition, Mr. Vincent Chun Hung Chan, a member of our board of directors, is a citizen of both Great Britain and the Hong Kong Special Administrative Region of the PRC, or Hong Kong. Mr. Li Haixiang, a member of our board of directors, is a citizen of Hong Kong. Mr. Chan and Mr. Haixiang are located in Hong Kong. There is uncertainty as to whether the courts of Hong Kong would: (i) recognize or enforce judgments of United States courts obtained against us or our directors or officers predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States; or (ii) entertain original actions brought in Hong Kong against us or our directors or officers predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is: (i) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty); and (ii) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment. Hong Kong has no arrangement for the reciprocal enforcement of judgments with the United States. As a result, there is uncertainty as to the enforceability in Hong Kong, in original actions or in actions for enforcement, of judgments of United States courts of civil liabilities predicated solely upon the federal securities laws of the United States or the securities laws of any State or territory within the United States and attempts to enforce such a judgment in Hong Kong on Mr. Chan or Mr. Haixiang could be costly, time consuming and ultimately unsuccessful.

To the extent any of our directors are located in China or Hong Kong, it may be difficult for you to enforce liabilities and enforce judgments on these individuals, for you to effect service of process within the United States upon these persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States.

As a result of the foregoing, you may have more difficulties in protecting your interests through actions against us, our officers or directors than would shareholders of a company incorporated in a jurisdiction in the United States. See “Enforceability of Civil Liabilities” for a more detailed discussion on enforcement risks related to civil liabilities.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

Some of the statements made under “Prospectus Summary,” “Risk Factors,” “Use of Proceeds” and elsewhere in this prospectus constitute forward-looking statements. In some cases, you can identify forward-looking statements by terminology such as “may,” “will,” “should,” “expects,” “plans,” “anticipates,” “believes,” “estimates,” “predicts,” “potential” “intends” or “continue,” or the negative of these terms or other comparable terminology.

These forward-looking statements may include, but are not limited to, statements relating to the Rights Offering, the Standby Purchase Agreement, the expected use of proceeds, our objectives, plans and strategies, statements that contain projections of results of operations or of financial condition, expected capital needs and expenses, statements relating to the research, development, completion and use of our products, and all statements (other than statements of historical facts) that address activities, events or developments that we intend, expect, project, believe or anticipate will or may occur in the future.

Forward-looking statements are not guarantees of future performance and are subject to risks and uncertainties. We have based these forward-looking statements on assumptions and assessments made by our management in light of their experience and their perception of historical trends, current conditions, expected future developments and other factors they believe to be appropriate.

Important factors that could cause actual results, developments and business decisions to differ materially from those anticipated in these forward-looking statements include, among other things:

●	our planned level of revenues and capital expenditures;

●	failure of the Standby Purchasers to comply with the terms of the Standby Commitment;

●	our available cash and our ability to obtain additional funding;

●	our ability to market and sell our products;

●	regulatory developments in the United States and other countries;

●	our plans to continue to invest in research and development to develop technology for both existing and new products;

●	our ability to maintain our relationships with suppliers, manufacturers and other partners;

●	our ability to internally develop new inventions and maintain and protect our European, U.S., and other patents and other intellectual property;

●	our ability to obtain and maintain regulatory approvals for our products and their associated indications for use;

●	our ability to retain key executive members;

●	our ability to expose and educate physicians and other medical professionals about the use cases of our products;

●	our ability to comply with Nasdaq’s continued listing requirements, and timing and effect thereof;

●	our expectations regarding our tax classifications;

●	interpretations of current laws and the passages of future laws;

●	general market, political and economic conditions in the countries in which we operate, including those related to recent unrest and actual or potential armed conflict in Israel and other parts of the Middle East, such as the multi-front war Israel is facing; and

●	those factors referred to in “Item 3.D. Risk Factors,” “Item 4. Information on the Company,” and “Item 5. Operating and Financial Review and Prospects”, in our 2024 Annual Report, which is incorporated by reference herein.

These statements are only current predictions and are subject to known and unknown risks, uncertainties, and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We discuss many of these risks in this prospectus in greater detail under the heading “Risk Factors” and elsewhere in this prospectus and the documents incorporated by reference to this prospectus. You should not rely upon forward-looking statements as predictions of future events.

Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance, or achievements. Except as required by law, we are under no duty to update or revise any of the forward-looking statements, whether as a result of new information, future events or otherwise, after the date of this prospectus.

USE OF PROCEEDS

Although we cannot determine what the actual net proceeds from the sale of Units in the Rights Offering will be until the Rights Offering is completed, assuming the Rights Offering is fully subscribed, we expect to receive aggregate net proceeds from this Rights Offering of approximately $         million, excluding any proceeds received upon exercise of any Pre-Funded Warrants and Warrants, after deducting estimated fees and expenses payable by us.

We intend to use the net proceeds from this Rights Offering, together with our existing cash, cash equivalents and short-term investments to repay the Loan Amount of the Bridge Loan and for general corporate and working capital purposes.

Epoch, the lender under the Bridge Loan, has committed and agreed to participate in this Rights Offering and exercise its Basic Subscription Rights in full and Over-Subscription Privileges to purchase Ordinary Shares not subscribed for by holders under their Basic Subscription Right with an aggregate Subscription Price of up to $5,000,000. The Principal Amount of the Bridge Loan is $2,000,000 and bears interest at the rate equal to the interest rate of a 12-month U.S. Treasury bond in effect as of the May 17, 2025, or the Effective Date, calculated on the basis of a 365-day year from the date of disbursement of the principal amount until the date of the actual repayment. The Bridge Loan matures one calendar year from the Effective Date, or the Due Date. The Loan Amount may be repaid at any time before the Due Date, without any early repayment penalty.

Pending their use, we may invest the net proceeds in interest-bearing, investment-grade securities, certificate of deposit or government securities. We have not determined the amount of net proceeds to be used specifically for such purposes. As a result, management will retain broad discretion over the allocation of net proceeds.

CAPITALIZATION

The following table sets forth our cash and cash equivalents and our capitalization as of December 31, 2024:

●	on an actual basis; and

●	on an as adjusted basis to give effect to (i) the sale of Units, consisting of Ordinary Shares (assuming no Pre-Funded Warrants were sold in the Right Offering) and Warrants to purchase up to Ordinary Shares in the Rights Offering at the Subscription Price of $ per Unit, paid in cash, for aggregate gross proceeds of $10,000,000, assuming full exercise of the Subscription Rights and before deducting the estimated offering expenses, dealer-manager fees and expenses payable by us; and (ii) the repayment of the Loan Amount of the Bridge Loan.

You should read this table in conjunction with “Item 5. Operating and Financial Review and Prospects” and our financial statements and related notes included in our Annual Report on Form 20-F for the year ended December 31, 2024 and incorporated by reference herein.

	As of December 31, 2024
U.S. dollars in thousands	Actual	As Adjusted
Cash and cash equivalents	$7,564	$
Short-term deposits	-		-
Shareholders’ equity:
Ordinary Shares, no par value per share, 2,500,000,000 authorized and 56,568,999 issued and outstanding as of December 31, 2024; issued and outstanding as adjusted
Additional paid-in capital	112,280
Accumulated deficit	(105,379)
Total shareholders’ equity	6,901
Total capitalization	$6,901

The table above is based on 56,568,999 Ordinary Shares issued and outstanding as of December 31, 2024 and assumes that all of the Basic Subscription Rights in the Rights Offering have been fully exercised and no Pre-Funded Warrants were sold in the Right Offering. This number excludes:

●	an aggregate of 3,545,350 Ordinary Shares issuable upon the exercise of outstanding options to purchase Ordinary Shares, at exercise prices ranging between NIS 2.40 to NIS 17.9 (approximately $0.67 to $4.91) per Ordinary Share, issued to directors, officers, service providers and employees issued under our IceCure Medical Ltd. 2006 Employee Share Option Plan, as amended from time to time, or the 2006 Option Plan;

●	an aggregate of 1,045,362 Ordinary Shares issuable upon the exercise of outstanding options to purchase Ordinary Shares, at exercise prices ranging between NIS 2.7 to NIS 3.2 (approximately $0.74 to $0.88) per Ordinary Share, issued to directors, officers, service providers and employees issued under our IceCure Medical Ltd. 2024 Employee Equity Incentive Plan, or the 2024 Incentive Plan; and

●	an aggregate of 840,239 Ordinary Shares issuable upon the vesting of restricted share units, or RSUs, granted under the 2024 Incentive Plan.

DILUTION

If you invest in our Units in this Rights Offering, you will experience an immediate dilution of the net tangible book value (deficit) per Ordinary Share. The net tangible book value (deficit) of our Ordinary Shares as of December 31, 2024 was approximately $6.9 million or approximately $0.12 per share. Net tangible book value (deficit) per share represents the amount of our total tangible assets, excluding goodwill and intangible assets, less total liabilities divided by the total number of shares of our ordinary shares outstanding. Dilution per ordinary share represents the difference between the amount paid by purchasers of Units in this offering and the net tangible book value (deficit) per Ordinary Share immediately following the completion of this Rights Offering.

After giving effect to (i) the assumed sale of      Units, consisting of      Ordinary Shares (assuming no Pre-Funded Warrants were sold in the Right Offering) and Warrants to purchase up to     Ordinary Shares in the Rights Offering at the Subscription Price of $     per Unit, paid in cash, for aggregate gross proceeds of $10,000,000, assuming full exercise of the Subscription Rights and before deducting the estimated offering expenses, dealer-manager fees and expenses payable by us, and (ii) the repayment of Loan Amount of the Bridge Loan, our as adjusted net tangible book value (deficit) as of December 31, 2024 would have been approximately $    million or approximately $     per Ordinary Share. This represents an immediate increase in net tangible book value of approximately $     per Ordinary Share to our existing shareholders and an immediate dilution in net tangible book value of approximately $     per Ordinary Share to purchasers in this Rights Offering,

The following table illustrates the discussed dilution:

Subscription Price per Ordinary Share underlying each Unit	$
Net tangible book value (deficit) per Ordinary Share as of December 31, 2024		$0.12
As adjusted net tangible book value per Ordinary Share as of December 31, 2024
Increase in historical net tangible book value per Ordinary Share attributable to this Rights Offering	$
Dilution per Ordinary Share to investors subscribing for Units in the Rights Offering	$
Percentage of dilution in net tangible book value per Ordinary Share for investors subscribing for Units in the Rights Offering

The discussion of dilution, and the table quantifying it, assume no exercise of any outstanding options or warrants, including the Pre-Funded Warrants to purchase up to      Ordinary Shares and the Warrants to purchase up to      Ordinary Shares which may be issued as part of the Units, or other potentially dilutive securities. The exercise of potentially dilutive securities having an exercise price less than the offering price would increase the dilutive effect to new investors.

The table above is based on 56,568,999 Ordinary Shares issued and outstanding as of December 31, 2024 and assumes that all of the Basic Subscription Rights in the Rights Offering have been fully exercised and no Pre-Funded Warrants were sold in the Right Offering. This number excludes:

●	an aggregate of 3,545,350 Ordinary Shares issuable upon the exercise of outstanding options to purchase Ordinary Shares, at exercise prices ranging between NIS 2.40 to NIS 17.9 (approximately $0.67 to $4.94) per Ordinary Share, issued to directors, officers, service providers and employees issued under our IceCure Medical Ltd. 2006 Employee Share Option Plan, as amended from time to time, or the 2006 Option Plan;

●	an aggregate of 1,045,362 Ordinary Shares issuable upon the exercise of outstanding options to purchase Ordinary Shares, at exercise prices ranging between NIS 2.7 to NIS 3.2 (approximately $0.74 to $0.88) per Ordinary Share, issued to directors, officers, service providers and employees issued under our IceCure Medical Ltd. 2024 Employee Equity Incentive Plan, or the 2024 Incentive Plan; and

●	an aggregate of 840,239 Ordinary Shares issuable upon the vesting of restricted share units, or RSUs, granted under the 2024 Incentive Plan.

DIVIDEND POLICY

We have never declared or paid any cash dividends on our Ordinary Shares and do not anticipate paying any cash dividends in the foreseeable future. Payment of cash dividends, if any, in the future will be at the discretion of our board of directors and will depend on then-existing conditions, including our financial condition, operating results, contractual restrictions, capital requirements, business prospects and other factors our board of directors may deem relevant. Under the Companies Law, the repurchase of shares is treated as a dividend distribution.

The Israeli Companies Law, 5759-1999, or the Companies Law, imposes further restrictions on our ability to declare and pay dividends. Under the Companies Law, we may declare and pay dividends only if, upon the determination of our board of directors, there is no reasonable concern that the distribution will prevent us from being able to meet the terms of our existing and foreseeable obligations as they become due, generally referred to as the “Solvency Criteria”. Under the Companies Law, the distribution amount is further limited to the greater of retained earnings or earnings generated over the two most recent years legally available for distribution according to our then last reviewed or audited financial statements, provided that the end of the period to which the financial statements relate is not more than six months prior to the date of distribution, generally referred to as the “Earnings Criteria”. In the event that we do not meet such Earnings Criteria, we may seek the approval of a court in order to distribute a dividend. The court may approve our request if it is convinced we comply with the Solvency Criteria.

However, pursuant to regulations promulgated under the Companies Law applicable for Israeli companies whose shares are listed on stock exchanges outside of Israel, or the Exemptions Regulations, , an Israeli company whose shares are listed outside Israel is permitted to execute distributions through repurchasing its own shares, even if earnings criteria are not met, without the need for a court’s approval. This exemption is subject to certain conditions, including, among others: (i) the distribution meets the solvency criteria; and (ii) there had not been any objection filed by any of the Company’s creditors to the relevant court. If any creditor objects to such distribution, the Company will be required to obtain the court’s approval for such distribution.

Payment of dividends may be subject to Israeli withholding taxes. See “Item 10 – Taxation” in our Annual Report for additional information, which is incorporated by reference herein.

THE RIGHTS OFFERING

The following describes the Rights Offering in general and assumes, unless specifically provided otherwise, that you are a record holder of Ordinary Shares on the record date. If you hold your shares in a brokerage account or through a dealer or other nominee, please also refer to “—Notice To Brokers and Nominees” below.

Before deciding whether to exercise your subscription rights, you should carefully read this prospectus, including the information set forth under the heading “Risk Factors” and the information that is incorporated by reference into this prospectus.

General

We are distributing to holders of our Ordinary Shares, at no charge, non-transferable subscription rights to purchase up to an aggregate of    Units. Each shareholder will receive one Subscription Right for every one Ordinary Share owned at     the Record Date for this Rights Offering. Each Subscription Right will entitle its holder to purchase one Unit, at the Subscription Price, consisting of one Ordinary Share and a Warrant to purchase one Ordinary Share, at an exercise price of $      per Ordinary Share, exercisable immediately upon issuance and will expire five years from the date of issuance. If you exercise your Basic Subscription Rights in full, and other shareholders do not fully exercise their Basic Subscription Rights, you will be entitled to an over-subscription privilege to purchase a portion of the unsubscribed Units at the Subscription Price, subject to proration. Each Subscription Right consists of a Basic Subscription Right and an Over-Subscription Privilege. If all holders of our Ordinary Shares exercise their Subscription Right in full, we would issue in connection with the Rights Offering, a maximum of  Units, consisting of an aggregate of (a)  Ordinary Shares (or Pre-Funded Warrants in lieu thereof), and (b) Warrants to purchase up to Ordinary Shares.

Participation of Our Officers and Directors

Our executive officers and members of our board or directors who own Ordinary Shares are permitted, but not required, to participate in the Rights Offering on the same terms and conditions applicable to all shareholders. Nevertheless, each such executive officer and director reserves the right, in his, her or its sole discretion, not to participate in the Rights Offering. Any such executive officer or director who subscribes for Units in the Rights Offering will pay $     per Unit, the same Subscription Price paid by all other persons who exercise their Subscription Rights in the Rights Offering.

Basic Subscription Rights

Each Subscription Right will entitle you to purchase one Unit at the Subscription Price of $     per Unit. We are distributing one Subscription Right for every      outstanding Ordinary Shares. You may exercise all or a portion of your Subscription Rights for whole Units only or you may choose not to exercise any of your Subscription Rights at all. You may only purchase whole Units at the Subscription Price in the Rights Offering.

Minimum Subscription Amount

There is no minimum subscription amount for the Rights Offering. However, upon and subject to the terms and conditions of the Standby Purchase Agreement, we expect the Standby Purchaser to exercise its Basic Subscription Rights in full and Over-Subscription Privileges to purchase all Ordinary Shares not subscribed for by holders under their Basic Subscription Rights with an aggregate Subscription Price of up to $5,000,000. See “Standby Commitment” below for additional information.

Insider Participation

We have received a commitment from Epoch pursuant to which Epoch has agreed to participate in the Rights Offering and exercise its Basic Subscription Rights in full and Over-Subscription Privileges to purchase Ordinary Shares not subscribed for by holders under their Basic Subscription Right with an aggregate Subscription Price of up to $5,000,000, or the Standby Commitment, upon and subject to the terms and conditions of a standby purchase agreement, or the Standby Purchase Agreement, to be entered into prior to the Record Date. As of the date of this prospectus, Epoch beneficially owns 25,846,597 issued and outstanding Ordinary Shares, representing approximately 44.0% of our issued and outstanding Ordinary Shares.

Standby Commitment

We have received a commitment from Epoch pursuant to which the Standby Purchaser has agreed to exercise its Basic Subscription Right in full and Over-Subscription Privileges to purchase Ordinary Shares not subscribed for by holders under their Basic Subscription Right with an aggregate Subscription Price of up to $5,000,000.

The Standby Commitment will ensure that we realize gross proceeds under the Rights Offering of at least $5,000,000 million. Epoch currently beneficially owns 44.0% of our issued and outstanding Ordinary Shares and, as a result, is entitled (and required under its Standby Commitment) to purchase Units with an aggregate Subscription Price of approximately $ under its Basic Subscription Right. Under the Standby Commitment, the Standby Purchaser is required to purchase the number of Units not subscribed for by holders under their Basic Subscription Right, provided that in no event will the Standby Purchaser be required to subscribe for Units with an aggregate Subscription Price in excess of $5,000,000.

Epoch is a related party of us on the basis that it holds more than 10% of the issued and outstanding Ordinary Shares. Mr. Li Haixiang, who sits on our board of directors, has the voting and dispositive power over the Ordinary Shares held by Epoch. The Standby Purchaser will not receive any fee for providing the Standby Commitment.

The Standby Purchase Agreement will contain certain conditions precedent that must be satisfied by the closing of the Rights Offering, and if any such conditions precedent are not satisfied (or waived by the Standby Purchaser) on or before , 2025 (subject to any cure periods), or the Rights Offering is otherwise terminated or cancelled, the Standby Purchase Agreement may be terminated by the Standby Purchaser. The Standby Purchase Agreement may also be terminated by the Standby Purchaser if (i) any order is made by a competent regulatory authority, and remains in effect, to cease trading of our Ordinary Shares on Nasdaq; or (ii) the closing of the Rights Offering has not occurred on or before 2025, provided that the Standby Purchaser has used commercially reasonable efforts to comply with its obligations under the Standby Purchase Agreement and that the Standby Purchaser seeking to terminate the Standby Purchase Agreement has not been the cause of the failure to close the Rights Offering on or before , 2025. We may terminate the Standby Purchase Agreement if the closing of the Rights Offering has not occurred, or the Rights Offering is otherwise terminated or canceled, on or before , 2025, provided we have used commercially reasonable efforts to comply with our obligations under the Standby Purchase Agreement.

Over-Subscription Privilege

If you exercise your Basic Subscription Rights in full, you may also choose to exercise your Over-Subscription Privilege. To properly exercise your Over-Subscription Privilege, you must deliver the subscription payment related to your over-subscription privilege before the Rights Offering expires. Subject to proration and the limitations described in this prospectus, we will seek to honor the over-subscription requests in full. If over-subscription requests exceed the number of Units available, however, we will allocate the available Units pro rata among the holders of Ordinary Shares as of the record date exercising the Over-Subscription Privilege in proportion to the number of Ordinary Shares each of those shareholders owned on the record date, relative to the number of Ordinary Shares owned on the record date by all shareholders as of the record date exercising the Over-Subscription Privilege. If this pro rata allocation results in any shareholder receiving a greater number of Units than the record holder subscribed for pursuant to the exercise of the Over-Subscription Privilege, then such record holder will be allocated only that number of Units for which the record holder oversubscribed, and the remaining Units will be allocated among all other shareholders exercising the Over-Subscription Privilege on the same pro rata basis described above. The proration process will be repeated until all Units have been allocated. Broadridge Corporate Issuer Solutions, LLC, the Subscription Agent for the Rights Offering, will determine the over-subscription allocation based on the formula described above.

To the extent the aggregate subscription payment of the actual number of unsubscribed Units available to you pursuant to the Over-Subscription Privilege is less than the amount you actually paid in connection with the exercise of the over-subscription privilege, you will be allocated only the number of unsubscribed Units available to you, and any excess subscription payments will be returned to you, without interest or penalty, as soon as practicable after expiration of the Rights Offering.

We can provide no assurances that you will be entitled to purchase the number of Units issuable upon the exercise of your over-subscription privilege in full at the expiration of the Rights Offering. We will not be able to satisfy any requests for Units pursuant to the over-subscription privilege if all of our shareholders exercise their Basic Subscription Rights in full, and we will only honor an Over-Subscription Privilege to the extent sufficient Units are available following the exercise of Basic Subscription Rights.

Limitation on the Purchase of Units

You may only purchase the number of Units purchasable upon exercise of the number of Basic Subscription Rights distributed to you in the Rights Offering, plus the Over-Subscription Privilege, if any. Accordingly, the number of Units that you may purchase in the Rights Offering is limited by the number of Ordinary Shares you held on the record date and by the extent to which other shareholders exercise their Basic Subscription Rights and Over-Subscription Privileges, all of which we cannot determine prior to completion of the Rights Offering. However, due to Nasdaq restrictions, with the exception of Epoch, we will not issue Units in the Rights Offering to the extent that a holder would beneficially own, together with any other person with whom such holder’s securities may be aggregated under applicable law, more than 19.99% of our outstanding Ordinary Shares.

Subscription Price

The Subscription Price is $     per Unit. The Subscription Price does not necessarily bear any relationship to our past or expected future results of operations, cash flows, current financial condition, or any other established criteria for value. No change will be made to the Subscription Price by reason of changes in the trading price of our Ordinary Shares or other factor prior to the expiration of this Rights Offering.

Determination of Subscription Price

In determining the Subscription Price, our board of directors considered a variety of factors including those listed below:

●	our need to raise capital in the near term to continue our operations;

●	the current and historical trading prices of our Ordinary Shares;

●	a price that would increase the likelihood of participation in the Rights Offering;

●	the cost of capital from other sources;

●	the value of the Ordinary Shares being issued as a component of the Unit;

●	the value of the Warrant being issued as a component of the Unit; and

●	comparable precedent transactions, including the percentage of shares offered, the terms of the subscription rights being offered, the Subscription Price and the discount that the Subscription Price represents to the immediately prevailing closing prices for these offerings.

The Subscription Price does not necessarily bear any relationship to any established criteria for value. No valuation consultant or investment banker has opined upon the fairness or adequacy of the Subscription Price. You should not consider the Subscription Price as an indication of actual value of our company or our Ordinary Shares. The market price of our Ordinary Shares may decline during or after the Rights Offering. We cannot predict the price at which our Ordinary shares will trade after the Rights Offering. You should obtain a current price quote for our Ordinary Shares and perform an independent assessment of our warrants before exercising your Subscription Rights and make your own assessment of our business and financial condition, our prospects for the future, and the terms of this Rights Offering. Once made, all exercises of Subscription Rights are irrevocable.

No Short-Sales

By exercising the Subscription Rights, you are representing to us that you have not entered into any short sale or similar transaction with respect to our Ordinary Shares since the record date for the Rights Offering. In addition, the Subscription Rights provide that, upon exercise of the Subscription Right, you represent that you have not since the record date and, for so long as you continue to hold the Pre-Funded Warrants or the Warrants issued in connection with the exercise of the Subscription Right, agree not to enter into any short sale or similar transaction with respect to our Ordinary Shares. These requirements prevent you from pursuing certain investment strategies that could provide you with greater financial benefits than you might have realized if the Subscription Rights did not contain these requirements.

Expiration Time and Date

The Subscription Rights will expire and will have no value unless exercised prior to Eastern Time, on     , 2025, unless the Subscription Period is extended. We reserve the right to extend the Subscription Period for additional periods in our sole discretion. We will notify you of any extension of the Subscription Period by issuing a press release. You must properly complete the enclosed rights certificate and deliver it, along with the full Subscription Price (without any deductions for wire transfer fees, bank charges or similar fees) and any other materials required pursuant to the instruction letter that accompanies the rights certificate (including, but not limited to, a completed Form W-8 or W-9), to the Subscription Agent prior to Eastern Time, on     , 2025, unless the Subscription Period is extended. “Street name” holders should follow the subscription instructions and deadlines set by their broker, dealer, custodian bank or other nominee. If you elect to exercise any Subscription Rights and timely submit all required documents and payment prior to the expiration of the Subscription Period, your Subscription Rights will be considered exercised at Eastern Time, on      the expiration of the Subscription Period. We will not be obligated to honor any purported exercise of Subscription Rights which the Subscription Agent receives after the expiration of the Subscription Period, regardless of when you sent the documents regarding that exercise. As soon as practicable after the closing of the Rights Offering, the Ordinary Shares that are purchased as part of the Units in the Rights Offering will be issued in book-entry form meaning that you will receive a restricted book-entry statement from our transfer agent reflecting ownership of the Ordinary Shares if you are a holder of record of our Ordinary Shares. The Pre-Funded Warrants and the Warrants that are purchased as part of the Units in the Rights Offering will be issued only in book-entry form (i.e., no physical warrants will be issued) meaning that you will receive a statement of ownership from VStock Transfer, LLC, who is serving as our Warrant Agent. If you hold your Ordinary Shares in the name of a custodian bank, broker, dealer, or other nominee, DTC will allocate these shares to the bank, broker, dealer or nominee for them to credit your account with the securities you purchased in the Rights Offering. Any payment of the aggregate Subscription Price for Units not validly purchased will be returned, without interest or penalty, as soon as practicable following the expiration of the Subscription Period.

Amendment, Extension or Cancellation

We may amend the terms of the Rights Offering or modify the Subscription Period of the Rights Offering at any time prior to the expiration of the Subscription Period; however, we do not intend to do so. We may cancel or withdraw the Rights Offering at any time prior to the expiration of the Subscription Period and for any reason. If we cancel or withdraw the Rights Offering, in whole or in part, all Subscription Rights will expire without value, and all payments of the aggregate Subscription Price received by the Subscription Agent will be returned, without interest or penalty, as soon as practicable.

Any amendment, extension or cancellation of the Rights Offering will be followed promptly by a public announcement thereof which, in the case of an extension, will be made no later than Eastern time, on the next business day after the previously scheduled expiration date. See “Risk Factors—Risks Related to the Rights Offering—We may amend the terms of the Rights Offering, extend the Subscription Period of the Rights Offering, or cancel or withdraw the Rights Offering at any time prior to the expiration of the Subscription Period.”

Segregated Account; Return of Funds

The Subscription Agent will hold funds received in payment for Units in a segregated account pending closing of the Rights Offering. The Subscription Agent will hold this money until the Rights Offering is closed or is cancelled. If the Rights Offering is cancelled for any reason or fundamentally amended or revised, the Subscription Agent will return this money to subscribers, without interest or penalty, as soon as practicable.

Transferability of Subscription Rights

The Subscription Rights are not transferable. You may not sell, transfer or assign your Subscription Rights to anyone else. The Subscription Rights will not be listed on Nasdaq or any other national securities exchange or other recognized trading system.

No Revocation or Change

Once you submit the form of rights certificate to exercise any Subscription Rights, you are not allowed to revoke, cancel or change the exercise of your Subscription Rights or request a refund of monies paid. All exercises of Subscription Rights are irrevocable, even if you subsequently learn information about us that you consider to be unfavorable. You should not exercise your Subscription Rights unless you are certain that you wish to purchase the Ordinary Shares (or Pre-Funded Warrants in lieu thereof) and Warrants underlying the Units offered pursuant to the Rights Offering at the Subscription Price.

Procedures for Exercising Subscription Rights

To exercise your subscription rights, you must take the following steps:

●	If you are a record holder of our ordinary shares and wish to participate in the Rights Offering, you must deliver a properly completed and signed rights certificate, together with payment of the aggregate Subscription Price (without any deductions for wire transfer fees, bank charges or similar fees) and any other materials required pursuant to the instruction letter that accompanies the rights certificate (including, but not limited to, a completed Form W-8 or W-9), to the Subscription Agent before p.m., Eastern Time, on , 2025, the expiration of the Subscription Period, unless such date is extended by us.

Please follow the delivery instructions on the rights certificate. DO NOT DELIVER COMPLETED RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO ICECURE MEDICAL LTD. You are solely responsible for completing delivery to the Subscription Agent of your rights certificate and payment of your aggregate Subscription Price (without any deductions for wire transfer fees, bank charges or similar fees) and any other materials required pursuant to the instruction letter that accompanies the rights certificate (including, but not limited to, a completed Form W-8 or W-9) in respect of the Subscription Rights you intend to exercise. You should allow sufficient time for delivery of your rights certificate and payment of the aggregate Subscription Price to the Subscription Agent so that the Subscription Agent receives them by Eastern Time, on     , 2025, unless such date is extended by us.

If you send a payment that is insufficient to purchase the number of Units you requested, or if the number of Units you requested is not specified in the forms, the payment received will be applied to exercise your Subscription Rights to the fullest extent possible based on the amount of the payment received. If the payment exceeds the Subscription Price for the full exercise of your Subscription Rights, or if you subscribe for more Units than you are eligible to purchase, then the excess will be returned to you as soon as practicable, without interest or penalty.

If you send a payment that is insufficient to exercise the subscription amount or are otherwise ineligible to exercise Subscription Rights, your Subscription Rights will not be exercised and your entire payment received by the Subscription Agent will be returned to you as soon as practicable, without interest or penalty, following the expiration of the Subscription Period.

You will not receive interest on any payments refunded to you under the Rights Offering.

●	If your Ordinary Shares are held in “street name” through a broker, dealer, custodian bank or other nominee, then your broker, dealer, custodian bank or other nominee is the record holder of the Subscription Rights you own. Your broker, dealer, custodian bank or other nominee will notify you of the Rights Offering. The record holder must exercise the Subscription Rights and send payment of the aggregate Subscription Price (without any deductions for wire transfer fees, bank charges or similar fees) on your behalf. If you wish to exercise Subscription Rights in the Rights Offering, you should contact your broker, dealer, custodian bank or nominee as soon as possible. You will not receive a rights certificate from us. Please follow the instructions of your broker, dealer, custodian bank or other nominee. Your broker, dealer, custodian bank or other nominee may establish a submission deadline that may be before the expiration of the Subscription Period.

If you elect to exercise any subscription rights and timely submit all required documents and payment prior to the expiration of the Subscription Period, your Subscription Rights will be considered exercised at p.m., Eastern Time, on the expiration of the Subscription Period.

Instructions for Completing your Rights Certificate

You should read the instruction letter carefully and strictly follow it. DO NOT DELIVER COMPLETED RIGHTS CERTIFICATES OR PAYMENTS DIRECTLY TO ICECURE MEDICAL LTD.

We will not consider your subscription to exercise your Subscription Rights received until the Subscription Agent has received delivery of a properly completed and duly executed rights certificate, payment of the aggregate Subscription Price (without any deductions for wire transfer fees, bank charges or similar fees) and any other materials required pursuant to the instruction letter that accompanies the rights certificate (including, but not limited to, a completed Form W-8 or W-9). The risk of delivery of all documents and payments is borne by you or your broker, dealer, custodian bank or other nominee, not by the Subscription Agent or us.

The method of delivery of rights certificates and payment of the aggregate Subscription Price to the Subscription Agent will be at the risk of the shareholder. If sent by mail, we recommend that you send rights certificates and payments by registered mail, postage prepaid, properly insured, with return receipt requested, and that you allow a sufficient number of days to ensure delivery to the Subscription Agent and clearance of payment before the expiration of the Subscription Period.

Payment Methods

Payments submitted to the Subscription Agent must be made in full in U.S. currency by:

●	Personal check drawn against a U.S. bank payable to “Broadridge Corporate Issuer Solutions, LLC (acting as Subscription Agent for IceCure Medical Ltd.)”; or

●

Wire transfer to the account information set forth on the rights certificate for the benefit of “Broadridge Corporate Issuer Solutions, LLC (acting as Subscription Agent for IceCure Medical Ltd.)”. Should you wish to send your payment via wire, please contact the Information Agent for the specific wire instructions and format that must be used to ensure a successful wire transmission and that your subscription payment is applied to your account.

To be effective, any payment related to the exercise of a Subscription Right must be received by the Subscription Agent and clear prior to the expiration of the Subscription Period. You are responsible for all bank or similar fees and charges related to payment by check or wire transfer. You are also responsible for obtaining payment in proper form of the aggregate Subscription Price in respect of the Subscription Rights you intend to exercise, notwithstanding any limitations on the amount of payment that may be imposed by the institution facilitating your chosen form of payment.

Payment of the Subscription Price related to the exercise of a Subscription Right received after the expiration of the Subscription Period will not be honored, and the Subscription Agent will return your payment to you, without interest or penalty, as soon as practicable.

The Subscription Agent will be deemed to receive payment of the Subscription Price related to the exercise of a Subscription Right upon:

●	receipt by the Subscription Agent of personal check drawn against a U.S. bank payable to “Broadridge Corporate Issuer Solutions, LLC (acting as Subscription Agent for IceCure Medical Ltd.)”; or

●	receipt by the Subscription Agent of the wire transfer for the benefit of “Broadridge Corporate Issuer Solutions, LLC (acting as Subscription Agent for IceCure Medical Ltd.).”

 You are responsible for all bank or similar fees and charges related to payment by check or wire transfer.

Missing or Incomplete Subscription Information

If you do not indicate the number of Subscription Rights being exercised or do not forward full payment of the total Subscription Price for the number of Subscription Rights that you indicate are being exercised, then you will be deemed to have exercised your Subscription Rights solely with respect to the maximum number of Subscription Rights that may be exercised with the payment of your aggregate Subscription Price you delivered to the Subscription Agent. If we do not apply your full Subscription Price payment to your purchase of the Units, we or the Subscription Agent will return the excess amount to you by mail, without interest or penalty, as soon as practicable after the expiration of the Subscription Period. If you send a payment that is insufficient to exercise or are otherwise ineligible to exercise Subscription Rights, your Subscription Rights will not be exercised and your entire payment received by the Subscription Agent will be returned to you as soon as practicable, without interest or penalty, following the expiration of the Subscription Period. We reserve the right to reject any or all subscriptions not properly or timely submitted or completed.

Invalid Exercise

The Company reserves the right to treat as invalid, and will not be bound to allot or issue any Units in respect of, any exercise or purported exercise of a Subscription Right that may involve a breach of the sanctions laws and regulations of the U.S.

Notice To Brokers and Nominees

If you are a broker, dealer, custodian bank or other nominee holder that holds shares for the account of others on the record date of the Rights Offering, you should notify the respective beneficial owners of such shares of the Subscription Rights Offering as soon as possible to learn their intentions with respect to exercising their Subscription Rights. You should obtain instructions from the beneficial owner with respect to their Subscription Rights, as set forth in the instructions we have provided to you for your distribution to beneficial owners. If the beneficial owner so instructs, you should complete the appropriate rights certificates and submit them to the Subscription Agent with the proper payment of the Subscription Price.

No Fractional Units

We will not issue fractional Units, Ordinary Shares, Pre-Funded Warrants or Warrants. As a result, shareholders holding less than    Ordinary Shares will not be able to participate in the Rights Offering as they will have no pro-rata entitlement to do so.

Tax Treatment of Subscription Rights Distribution

The U.S. federal income tax treatment of the receipt, exercise and expiration of the subscription rights is subject to uncertainty. See “Material Tax Considerations.”

YOU ARE URGED TO CONSULT WITH YOUR OWN TAX ADVISOR WITH RESPECT TO THE PARTICULAR FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSIDERATIONS OF THE RECEIPT, EXERCISE AND EXPIRATION OF SUBSCRIPTION RIGHTS APPLICABLE TO YOUR OWN PARTICULAR TAX SITUATION.

No Recommendation to Subscription Rights Holders

None of our board of directors, Subscription Agent or Information Agent is making any recommendation regarding your exercise of Subscription Rights in the Rights Offering or the sale or transfer of the Ordinary Shares, Pre-Funded Warrants, Warrants or Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and the Warrants. Further, we have not authorized anyone to make any recommendation. Holders who exercise Subscription Rights will incur investment risk on the money invested. You should make your decision based on your assessment of our business and financial condition, our prospects for the future, the terms of the Rights Offering and the information contained in, or incorporated by reference in, this prospectus, as it may be supplemented from time to time. Before deciding whether to exercise your Subscription Rights, you should carefully read the information set forth under “Risk Factors” in this prospectus and in any document incorporated by reference into this prospectus.

Fees and Expenses

We will pay all fees charged by the Subscription Agent and the Information Agent. You are responsible for paying any other commissions, fees, taxes or other expenses incurred in connection with the exercise of the Subscription Rights, including all bank or similar fees and charges related to payment by check or wire transfer.

Neither the Subscription Agent, the Information Agent nor we will pay such commissions, fees, taxes, expenses or other charges.

Our Decisions Are Binding

All questions concerning the timeliness, validity, form and eligibility of any exercise of Subscription Rights will be determined by us. Our determinations will be final and binding. We reserve the right, in our sole discretion, to waive any defect or irregularity, or permit a defect or irregularity to be corrected within the time that we may determine. We may also, in our sole discretion, reject the attempt to exercise any Subscription Rights. Subscriptions will not be deemed to have been received or accepted until all irregularities have been waived or cured within the time that we determine. Neither we nor the Subscription Agent or the Information Agent will be under any duty to give notice of any defect or irregularity in connection with the submission of rights certificates.

Subscription Agent

Broadridge Corporate Issuer Solutions, LLC is acting as the Subscription Agent for the Rights Offering under an agreement with us. All rights certificates, payments of the Subscription Price and nominee holder certifications, to the extent applicable to your exercise of subscription rights, must be delivered to Broadridge Corporate Issuer Solutions, LLC as follows:

By mail:	All trackable mail, including Overnight Delivery:

Delivery will only be deemed valid if delivered in line with the above mailing instructions.

Information Agent

Broadridge Corporate Issuer Solutions, LLC is acting as the Information Agent for the Rights Offering under an agreement with us.

If you have any questions regarding the Rights Offering, completing a rights certificate or submitting payment in the Rights Offering, please contact the Information Agent at the following address and telephone number:

Dealer-Manager

Maxim is acting as the sole dealer-manager for the Rights Offering. Under the terms and subject to the conditions contained in the dealer-manager agreement, the dealer-manager will provide marketing assistance in connection with the exercise of Subscription Rights. We have agreed to pay the dealer-manager certain fees for acting as dealer-manager and to reimburse the dealer-manager for certain out-of-pocket expenses incurred in connection with this Rights Offering. The dealer-manager is not underwriting or placing any of the Subscription Rights or the Ordinary Shares, Pre-Funded Warrants or Warrants being issued in the Rights Offering and is not making any recommendation with respect to such Subscription Rights (including with respect to the exercise or expiration of such Subscription Rights), the Units or the Ordinary Shares, Pre-Funded Warrants and Warrants underlying the Units. See “Plan of Distribution” in this prospectus for additional information regarding the compensation payable to Maxim.

Other Matters

The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer, issue and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Rights Offering and the distribution of this prospectus.

DESCRIPTION OF UNITS

The following description summarizes certain terms of the Units, which consist of Ordinary Shares (or Pre-Funded Warrants in lieu thereof) and Warrants. This description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the actual terms and provisions of the Ordinary Shares, as set out in our articles of association, the form of warrant agent agreement and the form of warrant, which are filed as exhibits to the registration statement of which this prospectus constitutes a part. We will provide copies of these documents to you upon request.

In the Rights Offering, we are accepting subscriptions for      Units, with each Unit consisting of (a)      of our Ordinary Shares, and (b) a Warrant to purchase up to      of our Ordinary Shares. You may only purchase whole Units in the Rights Offering. If all      of the Subscription Rights offered are exercised in the Rights Offering, the purchase of      Units will result in the issuance of      Ordinary Shares (or Pre-Funded Warrants in lieu thereof) and Warrants to purchase up to      Ordinary Shares.

The Units will not be transferable, issued as a separate security or listed on any national securities exchange or other recognized trading system. The components of the Units will immediately separate from one another upon the closing of the Rights Offering such that the Ordinary Shares, the Pre-Funded Warrants and the Warrants to purchase our ordinary shares will constitute separate securities and will be issued and transferable separately.

Any subscription for Units that is accepted will be settled by the issuance and delivery of the components of the Units.

DESCRIPTION OF PRE-FUNDED WARRANTS

The following description summarizes certain terms of the Pre-Funded Warrants. This description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the actual terms and provisions of the Pre-Funded Warrants and the warrant agent agreement, forms of which are filed as exhibits to the registration statement of which this prospectus constitutes a part. Prospective investors should carefully review the terms and provisions of the form of pre-funded warrant for a complete description of the terms and conditions of the Pre-Funded Warrants. We will provide copies of the form of this document to you upon request.

Duration and Exercise Price

The Pre-Funded Warrants will be issued pursuant to a warrant agent agreement between us and the Warrant Agent. The warrants are subject to the terms of the Pre-Funded Warrant itself and the warrant agent agreement and may only be exercised or transferred in accordance with the terms thereof. Each Pre-Funded Warrant offered hereby will be a warrant to purchase one Ordinary Share and will have an initial exercise price equal to $0.0001 per Ordinary Share. The Warrants will be exercisable immediately upon issuance and may be exercised at any time until all of the Pre-Funded Warrants are exercised in full. The exercise price and number of Ordinary Shares issuable upon exercise is subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our Ordinary Shares and the exercise price. The Pre-Funded Warrants will be issued separately from the Warrants comprising the Units.

Exercisability

In order to exercise all or any of the Pre-Funded Warrants, the holder thereof is required to deliver to the Warrant Agent a notice of exercise, substantially in the form attached to the Pre-Funded Warrant as Annex A, and pay the amount of the full exercise price for each Ordinary Share. The Pre-Funded Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Ordinary Shares purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of the Pre-Funded Warrant to the extent that the holder would own more than 19.99% of the outstanding Ordinary Shares immediately after exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Adjustments

The number of Ordinary Shares issuable upon exercise of the Pre-Funded Warrants and the exercise price will be subject to customary adjustments including for certain dividends, distributions subdivisions, combinations and reclassifications of our Ordinary Shares.

Fractional Shares

No fractional Ordinary Share will be issued upon the exercise of the Pre-Funded Warrants. Rather, the number of Ordinary Shares to be issued will be rounded down to the nearest whole number.

Fundamental Transactions

In the event of a fundamental transaction, as described in the Pre-Funded Warrants and generally including any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Ordinary Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Ordinary Shares, the holders of the Pre-Funded Warrants will be entitled to receive upon exercise of the Pre-Funded Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Pre-Funded Warrants immediately prior to such fundamental transaction.

Transferability

Subject to applicable laws, a Pre-Funded Warrant may be transferred at the option of the holder upon surrender of the Pre-Funded Warrant to us together with the appropriate instruments of transfer.

Trading Market

There is no trading market available for the Pre-Funded Warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the Pre-Funded Warrants on any securities exchange or nationally recognized trading market. Without a trading market, the liquidity of the Pre-Funded Warrants will be extremely limited. The Ordinary Shares issuable upon exercise of the Pre-Funded Warrants are currently traded on Nasdaq.

Rights as a Shareholder

Except as otherwise provided in the Pre-Funded Warrants or by virtue of such holder’s ownership of Ordinary Shares, the holders of the Pre-Funded Warrants do not have the rights or privileges of holders of our Ordinary Shares, including any voting rights, until they exercise their Pre-Funded Warrants.

Amendment

No provision of the Pre-Funded Warrants or warrant agent agreement may be amended, modified, or waived, except in a written document signed by us and the Warrant Agent.

Warrant Agent

The Warrant Agent for the Warrants is VStock Transfer, LLC.

Governing Law

The warrant agent agreement and the Pre-Funded Warrants are governed by, and will be construed in accordance with, the laws of the State of New York.

Tax Considerations

For a discussion of certain U.S. federal income tax and certain Israeli tax considerations relating to the Pre-Funded Warrants, see “Material Tax Considerations.”

DESCRIPTION OF WARRANTS

The following description summarizes certain terms of the Warrants. This description does not purport to be complete and is subject to, and qualified in its entirety by reference to, the actual terms and provisions of the Warrants and the warrant agent agreement, forms of which are filed as exhibits to the registration statement of which this prospectus constitutes a part. Prospective investors should carefully review the terms and provisions of the form of warrant for a complete description of the terms and conditions of the Warrants. We will provide copies of the form of this document to you upon request.

Duration and Exercise Price

The Warrants will be issued pursuant to a warrant agent agreement between us and the Warrant Agent. The warrants are subject to the terms of the Warrant itself and the warrant agent agreement and may only be exercised or transferred in accordance with the terms thereof. Each Warrant offered hereby will be a warrant to purchase one Ordinary Share and will have an initial exercise price equal to $     per Ordinary Share. The Warrants will be exercisable immediately upon issuance and will expire five years from the date of issuance. The exercise price and number of Ordinary Shares issuable upon exercise is subject to appropriate adjustment in the event of share dividends, share splits, reorganizations or similar events affecting our Ordinary Shares and the exercise price. The Warrants will be issued separately from the Ordinary Shares comprising the Units.

Exercisability

In order to exercise all or any of the Warrants, the holder thereof is required to deliver to the Warrant Agent a notice of exercise, substantially in the form attached to the Warrant as Annex A, and pay the amount of the full exercise price for each Ordinary Share. The Warrants will be exercisable, at the option of each holder, in whole or in part, by delivering to us a duly executed exercise notice accompanied by payment in full for the number of Ordinary Shares purchased upon such exercise. A holder (together with its affiliates) may not exercise any portion of the Warrant to the extent that the holder would own more than 19.99% of the outstanding Ordinary Shares immediately after exercise, as such percentage ownership is determined in accordance with the terms of the warrants.

Adjustments

The number of Ordinary Shares issuable upon exercise of the Warrants and the exercise price will be subject to customary adjustments including for certain dividends, distributions subdivisions, combinations and reclassifications of our Ordinary Shares.

Fractional Shares

No fractional Ordinary Share will be issued upon the exercise of the Warrants. Rather, the number of Ordinary Shares to be issued will be rounded down to the nearest whole number.

Fundamental Transactions

In the event of a fundamental transaction, as described in the Warrants and generally including any reorganization, recapitalization or reclassification of our Ordinary Shares, the sale, transfer or other disposition of all or substantially all of our properties or assets, our consolidation or merger with or into another person, the acquisition of more than 50% of our outstanding Ordinary Shares, or any person or group becoming the beneficial owner of 50% of the voting power represented by our outstanding Ordinary Shares, the holders of the Warrants will be entitled to receive upon exercise of the Warrants the kind and amount of securities, cash or other property that the holders would have received had they exercised the Warrants immediately prior to such fundamental transaction.

Call Feature

The Warrants are callable by us in certain circumstances. If, during the three-year period following the issuance date, the volume weighted average price of the Ordinary Shares for 10 consecutive trading days, which Measurement Period commences on the issuance date, exceeds 300% of the exercise price (subject to adjustment for forward and reverse share splits, recapitalizations, share dividends and similar transactions after the issuance date), then we may, in our sole discretion, within one trading day of the end of such Measurement Period, or the Call Date, upon notice, or a Call Notice, call for cancellation of all, and only all, of the Warrants for which a notice of exercise has not yet been delivered, for consideration equal to $0.01 per Ordinary Share issuable upon exercise of such Warrant. Any portion of a Warrant subject to such Call Notice for which a notice of exercise shall not have been received by the Call Date will be canceled at   p.m., Eastern Time on the trading day after the date the Call Notice is received by the holder.

Transferability

Subject to applicable laws, a Warrant may be transferred at the option of the holder upon surrender of the Warrant to us together with the appropriate instruments of transfer.

Trading Market

There is no trading market available for the Warrants on any securities exchange or nationally recognized trading system, and we do not expect a trading market to develop. We do not intend to list the Warrants on any securities exchange or nationally recognized trading market. Without a trading market, the liquidity of the Warrants will be extremely limited. The Ordinary Shares issuable upon exercise of the Warrants are currently traded on Nasdaq.

Rights as a Shareholder

Except as otherwise provided in the Warrants or by virtue of such holder’s ownership of Ordinary Shares, the holders of the Warrants do not have the rights or privileges of holders of our Ordinary Shares, including any voting rights, until they exercise their Warrants.

Amendment

No provision of the Warrants or warrant agent agreement may be amended, modified, or waived, except in a written document signed by us and the Warrant Agent.

Warrant Agent

The Warrant Agent for the Warrants is VStock Transfer, LLC.

Governing Law

The warrant agent agreement and the Warrants are governed by, and will be construed in accordance with, the laws of the State of New York.

Tax Considerations

For a discussion of certain U.S. federal income tax and certain Israeli tax considerations relating to the Warrants, see “Material Tax Considerations.”

DESCRIPTION OF SHARE CAPITAL AND GOVERNING DOCUMENTS

General

The following description of our share capital, provisions of our articles of association as may be amended and restated from time to time, and Israeli law are summaries and do not purport to be complete, and is qualified in its entirety by reference to, the provisions of our articles of association as well as the Israeli law and any other documents referenced in the summary and from which the summary is derived.

As of May 22, 2025 our authorized share capital consisted of 2,500,000,000 Ordinary Shares, with no par value, of which 58,693,428 shares were issued and outstanding as of such date. All of our outstanding Ordinary Shares have been validly issued, fully paid and non-assessable. Our Ordinary Shares are not redeemable and are not subject to any preemptive right.

Our registration number with the Israeli Registrar of Companies is 513787804.

Ordinary Shares

In the last three years, we have issued an aggregate of 22,913,093 Ordinary Shares in several public offerings, rights offerings and exercise of employees’ stock options for aggregate net proceeds of $27,107 thousand (in each case based on the exchange rate of the NIS and U.S. dollar applicable on the day of the closing of the respective transaction) thousand.

Options

In the last three years, we have granted options to purchase an aggregate of 2,300,240 Ordinary Shares to directors, officers and employees with exercise prices ranging from NIS 2.6 to NIS 11.3 (approximately $0.74 to $3.18) per share. A total of 106,469 options were exercised in the last three years.

Restricted Share Units

In the last three years, we have granted an aggregate of 862,950 RSUs to directors, officers and employees.

Our Articles of Association

Purposes and Objects of the Company

Our purpose is set forth in Article 4 of our articles of association and includes every lawful purpose.

The Powers of the Directors

Our board of directors shall direct our policy and shall supervise the performance of our Chief Executive Officer and his actions. Our board of directors may exercise all powers that are not required under the Companies Law or under our articles of association to be exercised or taken by our shareholders.

Rights Attached to Shares

Our Ordinary Shares shall confer upon the holders thereof:

●	equal right to attend and to vote at all of our general meetings, whether regular or special, with each Ordinary Share entitling the holder thereof, which attend the meeting and participate at the voting, either in person or by a proxy or by a written ballot, to one vote;

●	equal right to participate in distribution of dividends, if any, whether payable in cash or in bonus shares, in distribution of assets or in any other distribution, on a per share pro rata basis; and

●	equal right to participate, upon our dissolution, in the distribution of our assets legally available for distribution, on a per share pro rata basis.

Election of Directors

Under our articles of association, the board of directors shall consist of not less than five and not more than eleven directors.

Pursuant to our articles of association, our directors are elected at an annual general meeting and/or a special meeting of our shareholders and serve on the board of directors until the next annual general meeting (except for external directors) or until they resign or until they cease to act as board members pursuant to the provisions of our articles of association or any applicable law, upon the earlier. Pursuant to the Companies Law, other than the external directors, for whom special election requirements apply under the Companies Law, the vote required to appoint a director is a simple majority vote of holders of our voting shares, participating and voting at the relevant meeting. In addition, under certain circumstances, our articles of association allow our board of directors to appoint directors to fill vacancies on our board of directors and/or as an addition to the board of directors (subject to the maximum number of directors) to serve until the next annual general meeting or special general meeting in which directors may be appointed or terminated. External directors may be elected for up to two additional three-year terms following their initial term of three years, under certain circumstances, and may be removed from office pursuant to the terms of the Companies Law. See “Item 6.C. Management—Board Practices—External Directors” in our 2024 Annual Report, which is incorporated by reference herein.

Annual and Special Meetings

Under Israeli law, we are required to hold an annual general meeting of our shareholders once every calendar year, at such time and place which shall be determined by our board of directors, that must be no later than 15 months after the date of the previous annual general meeting. All meetings other than the annual general meeting of shareholders are referred to as special general meetings. Our board of directors may call special meetings whenever it sees fit and upon the written request of: (a) any two of our directors or such number of directors equal to one quarter of the directors then at office; and/or (b) one or more shareholders holding, in the aggregate, either (i) five percent (5%) or more of our outstanding issued shares and one percent (1%) or more of our outstanding voting power or (ii) five percent (5%) or more of our outstanding voting power, or the Non Exempted Holding. However, under the Exemptions Regulations, the board of directors of an Israeli company whose shares are listed outside of Israel, shall convene a special meeting at the request of (i) one or more shareholders holding at least ten percent (10%) of the issued and outstanding share capital instead of five percent (5%) in the past, and at least one percent (1%) of the voting rights in the company, or (ii) one or more shareholders holding at least ten percent (10%) of the voting rights in the company, provided that if the applicable law as applicable to companies incorporated in the country which the Company is listed for trade, establishes a right to demand convening of such a meeting for those holding a percentage of holdings lower than ten percent (10%), then the Non Exempted Holding shall apply.

In addition, one or more shareholders that hold at least one percent (1%) of the voting rights of a company may request its board of directors to include an item on the agenda of a future general meeting to be convened in the future, provided that it is appropriate to discuss such a matter at the general meeting (and in case of a proposed additional agenda item for nominating or removing a director, at least five percent (5%) of the outstanding voting rights of the Company). Under the Exemptions Regulations, one or more shareholders of an Israeli company whose shares are listed outside of Israel, may request a company’s board of directors to include an appointment of a candidate for a position on the board of directors or the dismissal of a board member from office, as an item on the agenda of a future general meeting (if the company sees fit), provided that the shareholder holds at least five percent (5%) of the voting rights of the company, instead of one percent (1%) as required previously.

Subject to the provisions of the Companies Law and the regulations promulgated thereunder, shareholders entitled to participate and vote at general meetings are the shareholders of record on a date to be decided by the board of directors, which may be between four and sixty days prior to the date of the meeting, as the case may be. Resolutions regarding the following matters must be approved at a general meeting of our shareholders:

●	amendments to our articles of association;

●	the exercise of our board of directors’ powers by a general meeting if our board of directors is unable to exercise its powers and the exercise of any of its powers is required for our proper management;

●	appointment or termination of our auditors;

●	appointment of directors, including external directors;

●	approval of acts and transactions requiring general meeting approval pursuant to the provisions of the Companies Law (mainly certain related party transactions) and any other applicable law;

●	increases or reductions of our authorized share capital;

●	a merger (as such term is defined in the Companies Law); and

●	a dissolution of the Company by the court or by its shareholders (as such term is defined in the Companies Law).

Notices

The Companies Law and our articles of association require that a notice of any annual or special shareholders meeting be provided at least 14 or 21 days prior to the meeting, as the case may be, and if the agenda of the meeting includes the appointment or removal of directors, the approval of transactions with office holders or interested or related parties, approval of the company’s general manager to serve as the chairman of the board of directors or an approval of a merger, notice must be provided at least 35 days prior to the meeting.

Quorum

As permitted under the Companies Law, the quorum required for our general meetings consists of at least two shareholders present in person, by proxy, written ballot or voting by means of electronic voting system, who hold or represent between them at least 25% of the total outstanding voting rights. If half an hour has elapsed from the date set for the meeting and the quorum has not been found valid, the meeting will be postponed to the business day after the day of the meeting, to the same time and to the same place or to another day, time and place as determined by the board of directors. The company will announce through the immediate report of the postponement of the meeting and the date of the postponed meeting. If no lawful quorum is present at the adjourned meeting as aforesaid, at least one shareholder shall be present in person or by proxy, a lawful quorum, unless the meeting was convened at the request of shareholders. If a special general meeting was summoned following the request of a shareholder, and within half an hour a legal quorum shall not have been formed, the meeting shall be canceled.

Adoption of Resolutions

Our articles of association provide that all resolutions of our shareholders require a simple majority vote, unless otherwise required under the Companies Law or our articles of association. A shareholder may vote in a general meeting in person, by proxy, by a written ballot.

Changing Rights Attached to Shares

Unless otherwise provided by the terms of the shares and subject to any applicable law, any modification of rights attached to any class of shares must be adopted by the holders of a majority of the shares of that class present a general meeting of the affected class or by a written consent of all the shareholders of the affected class.

The enlargement of an existing class of shares or the issuance of additional shares thereof, shall not be deemed to modify the rights attached to the previously issued shares of such class or of any other class, unless otherwise provided by the terms of the shares.

Limitations on the Right to Own Securities in Our Company

There are no limitations on the right to own our securities.

Provisions Restricting Change in Control of Our Company

There are no specific provisions of our articles of association that would have an effect of delaying, deferring or preventing a change in control of the Company or that would operate only with respect to a merger, acquisition or corporate restructuring involving us (or any of our subsidiaries). However, as described below, certain provisions of the Companies Law may have such effect.

The Companies Law includes provisions that allow a merger transaction and requires that each company that is a party to the merger have the transaction approved by its board of directors and, unless certain requirements described under the Companies Law are met, a vote of the majority of shareholders, and, in the case of the target company, also a majority vote of each class of its shares. For purposes of the shareholder vote of each party, unless a court rules otherwise, the merger will not be deemed approved if shares representing a majority of the voting power present at the shareholders meeting and which are not held by the other party to the merger (or by any person or group of persons acting in concert who holds 25% or more of the voting power or the right to appoint 25% or more of the directors of the other party) vote against the merger. If, however, the merger involves a merger with a company’s own controlling shareholder or if the controlling shareholder has a personal interest in the merger, then the merger will be subject to the same Special Majority approval that governs all extraordinary transactions with controlling shareholders instead. Upon the request of a creditor of either party to the proposed merger, the court may delay or prevent the merger if it concludes that there exists a reasonable concern that as a result of the merger the surviving company will be unable to satisfy the obligations of any of the parties to the merger, and may further give instructions to secure the rights of creditors. If the transaction would have been approved by the shareholders of a merging company but did not receive the separate approval of each class or the exclusion of the votes of certain shareholders as provided above, a court may still approve the merger upon the petition of holders of at least 25% of the voting rights of a company. For such petition to be granted, the court must find that the merger is fair and reasonable, taking into account the value of the parties to the merger and the consideration offered to the shareholders. In addition, a merger may not be completed unless at least (1) 50 days have passed from the time that the requisite proposals for approval of the merger were filed with the Israeli Registrar of Companies by each merging company and (2) 30 days have passed since the merger was approved by the shareholders of each merging company.

The Companies Law also provides that, subject to certain exceptions, an acquisition of shares in an Israeli public company must be made by means of a “special” tender offer if as a result of the acquisition (1) the purchaser would become a holder of 25% or more of the voting rights in the company, unless there is already another holder of at least 25% or more of the voting rights in the company or (2) the purchaser would become a holder of 45% or more of the voting rights in the company, unless there is already a holder of more than 45% of the voting rights in the company. These requirements do not apply if, in general, the acquisition (1) was made in a private placement that received shareholders’ approval, subject to certain conditions, (2) was from a holder of 25% or more of the voting rights in the company which resulted in the acquirer becoming a holder of 25% or more of the voting rights in the company, or (3) was from a holder of more than 45% of the voting rights in the company which resulted in the acquirer becoming a holder of more than 45% of the voting rights in the company. A “special” tender offer must be extended to all shareholders. In general, a “special” tender offer may be consummated only if (1) at least 5% of the voting power attached to the company’s outstanding shares will be acquired by the offeror and (2) the offer is accepted by a majority of the offerees who notified the company of their position in connection with such offer (excluding the offeror, controlling shareholders, holders of 25% or more of the voting rights in the company or anyone on their behalf, or any person having a personal interest in the acceptance of the tender offer). If a special tender offer is accepted, then the purchaser or any person or entity controlling it or under common control with the purchaser or such controlling person or entity may not make a subsequent tender offer for the purchase of shares of the target company and may not enter into a merger with the target company for a period of one year from the date of the offer, unless the purchaser or such person or entity undertook to effect such an offer or merger in the initial special tender offer.

If, as a result of an acquisition of shares, the acquirer will hold more than 90% of an Israeli company’s outstanding shares or of certain class of shares, the acquisition must be made by means of a tender offer for all of the outstanding shares, or for all of the outstanding shares of such class, as applicable. In general, if less than 5% of the outstanding shares, or of applicable class, are not tendered in the tender offer and more than half of the offerees who have no personal interest in the offer tendered their shares, all the shares that the acquirer offered to purchase will be transferred to it by operation of law. However, a tender offer will also be accepted if the shareholders who do not accept the offer hold less than 2% of the issued and outstanding share capital of the company or of the applicable class of shares. Any shareholders that was an offeree in such tender offer, whether such shareholder accepted the tender offer or not, may request, by petition to an Israeli court, (i) appraisal rights in connection with a full tender offer, and (ii) that the fair value should be paid as determined by the court, for a period of six months following the acceptance thereof. However, the acquirer is entitled to stipulate, under certain conditions, that tendering shareholders will forfeit such appraisal rights.

However, under the Exemptions Regulations, such limitations regarding a tender offer do not apply to an Israeli company whose shares are listed outside of Israel, provided that the applicable law to companies incorporated in the country in which the company is listed for trade provides restrictions on the acquisition of control of any percentage of a company or that the acquisition of control of any percentage of the company requires the purchaser to also offer its securities (by way of tender offer) to shareholders from among the public.

Lastly, Israeli tax law treats some acquisitions, such as stock-for-stock exchanges between an Israeli company and a foreign company, less favorably than U.S. tax laws. For example, Israeli tax law may, under certain circumstances, subject a shareholder who exchanges his Ordinary Shares for shares in another corporation to taxation prior to the sale of the shares received in such stock-for-stock swap.

Exclusive Forum

Our articles of association provide that unless we consent in writing to the selection of an alternative forum, the federal district courts of the United States of America shall be the exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all such Securities Act actions, and accordingly, both state and federal courts have jurisdiction to entertain such claims. While the federal forum provision in our articles of association does not restrict the ability of our shareholders to bring claims under the Securities Act, we recognize that it may limit shareholders’ ability to bring a claim in the judicial forum that they find favorable and may increase certain litigation costs, which may discourage the filing of claims under the Securities Act against the Company, its directors and officers. However, the enforceability of similar forum provisions (including exclusive federal forum provisions for actions, suits or proceedings asserting a cause of action arising under the Securities Act) in other companies’ organizational documents has been challenged in legal proceedings, and there is uncertainty as to whether courts would enforce the exclusive forum provisions in our articles of association. Any person or entity purchasing or otherwise acquiring any interest in our share capital shall be deemed to have notice of and to have consented to the choice of forum provision of our articles of association described above. This provision would not apply to suits brought to enforce a duty or liability created by the Exchange Act or any other claim for which the U.S. federal courts have exclusive jurisdiction.

Changes in Our Capital

The general meeting may, by a simple majority vote of the shareholders attending the general meeting:

●	increase our registered share capital by the creation of new shares from the existing class or a new class, as determined by the general meeting;

●	cancel any registered share capital which have not been taken or agreed to be taken by any person;

●	consolidate and divide all or any of our share capital into shares of larger nominal value than our existing shares;

●	subdivide our existing shares or any of them, our share capital or any of it, into shares of smaller nominal value than is fixed; and

MATERIAL TAX CONSIDERATIONS

Material Israeli Taxation Considerations

The following summary does not discuss all the aspects of Israeli tax law that may be relevant to a particular investor in light of his or her personal investment circumstances or to some types of investors subject to special treatment under Israeli law. To the extent that the discussion is based on new tax legislation that has not been subject to judicial or administrative interpretation, we cannot assure you that the tax authorities will accept the views expressed in the discussion in question. The discussion is not intended, and should not be taken, as legal or professional tax advice and is not exhaustive of all possible tax considerations.

Capital Gains Tax

Israeli law generally imposes a capital gains tax on the sale of any capital assets by residents of Israel, as defined for Israeli tax purposes, and on the sale of capital assets (or rights to capital assets) located in Israel, including shares of Israeli companies by non-residents of Israel, unless a specific exemption is available or unless a tax treaty between Israel and the shareholder’s country of residence provides otherwise. The law distinguishes between real gain and inflationary surplus. The inflationary surplus is a portion of the total capital gain that is equivalent to the increase of the relevant asset’s purchase price which is attributable to the increase in the Israeli consumer price index, or a foreign currency exchange rate, between the date of purchase and the date of sale. The real gain is the excess of the total capital gain over the inflationary surplus.

Provisions of Israeli tax law may treat a sale of securities listed on a stock exchange differently than the sale of other securities. In the past, the Israeli Tax Authority has indicated that it does not recognize the OTC Bulletin Board as a “stock exchange” for purposes of the Tax Ordinance. However, it is our understanding that the current position of the Israeli Tax Authority is to view securities quoted on the OTC Bulletin Board as listed on a “stock exchange” where such securities were previously delisted from a “stock exchange” (such as the Nasdaq Global Market), such as our ordinary shares.

Israeli Residents

Generally, the tax rate applicable to capital gains derived from the sale of shares, whether listed on a stock market or not, is 25% for Israeli individuals, unless, such shareholder is considered a “Significant Shareholder” at any time during the 12-month period preceding such sale, i.e. such shareholder holds directly or indirectly, including with others, at least 10% of any means of control in the company, the tax rate shall be 30%. The tax rates as mentioned above are before surtax of up to 5% on income that exceeds certain threshold. Israeli Companies are subject to the Corporate Tax rate on capital gains derived from the sale of listed shares at a rate of 23%.

Non-Israeli Residents

Non-Israeli residents are generally exempt from Israeli capital gains tax on gains derived from the sale of shares of Israeli companies if, inter alia, the gains did not derive from a permanent establishment of such shareholders in Israel. However, non-Israeli corporations will not be entitled to such exemption if Israeli residents (i) have a controlling interest of 25% or more in such non-Israeli corporation, or (ii) are the beneficiaries or are entitled to 25% or more of the revenues or profits of such non-Israeli corporation, whether directly or indirectly.

In certain instances where our shareholders may be liable to Israeli tax on the sale of their ordinary shares, the payment of the consideration may be subject to the withholding of Israeli tax at the source.

In addition, pursuant to the Convention between the Government of the United States of America and the Government of Israel with respect to Taxes on Income, as amended, the sale, exchange or disposition of ordinary shares by a person who qualifies as a resident of the United States within the meaning of the U.S.- Israel Tax Treaty and who is entitled to claim the benefits afforded to such person by the U.S.-Israel Tax Treaty generally will not be subject to the Israeli capital gains tax unless such Treaty U.S. Resident holds, directly or indirectly, shares representing 10% or more of our voting power during any part of the 12-month period preceding such sale, exchange or disposition, subject to particular conditions, or the capital gains from such sale, exchange or disposition can be allocated to a permanent establishment in Israel. In such case, the Treaty U.S. Resident would be subject to Israeli tax, to the extent applicable; however, under the U.S.-Israel Tax Treaty, such Treaty U.S. Resident would be permitted to claim a credit for such taxes against the U.S. federal income tax imposed with respect to such sale, exchange or disposition, subject to the limitations in U.S. laws applicable to foreign tax credits. The U.S.-Israel Tax Treaty does not relate to U.S. state or local taxes.

Taxation of Non-Residents on Dividend Distributions

Non-residents of Israel are subject to income tax on income accrued or derived from sources in Israel. Such sources of income include passive income such as dividends, royalties and interest, as well as non-passive income from services rendered in Israel. The distribution of dividend to a foreign resident is subject to tax withholding of 25%-30% upon certain circumstances and unless the shareholder provide a tax withholding exemption certificate or a certain reduced tax withholding approval from the Israeli tax authorities. The tax rate on dividend may be reduced according to the tax treaty between Israel and the foreign country of the shareholder.

Under the U.S.-Israel Tax Treaty, the tax withholding on dividend is 25%. Such tax rate is reduced to 12.5% for dividends not generated by an Approved Enterprise (or Benefited Enterprise) if the shareholder is a U.S. corporation and holds at least 10% of our issued voting power during the part of the tax year that precedes the date of payment of the dividend and during the whole of its prior tax year, however this reduced rate will not apply if more than 25% of the Israeli company’s gross income consists of interest or dividends, other than dividends or interest received from subsidiary corporations or corporations 50% or more of the outstanding shares of the voting stock of which is owned by the Israeli company. Dividends generated by an Approved Enterprise (or Benefited Enterprise) are taxed at the rate of 15%, subject to the conditions mentioned above.

Material U.S. Federal Income Tax Consequences

The following is a summary of the material U.S. federal income tax consequences of the receipt of subscription rights in our Rights Offering and the exercise, expiration or disposition of those subscription rights as applied to holders of our Ordinary Shares, but does not purport to be a comprehensive discussion of all tax considerations that may be relevant to a particular investor. In addition, the discussion does not address the treatment of a non-U.S. holder or describe any tax consequences arising out of the tax laws of any state, local or non-U.S. jurisdiction, or any U.S. federal tax considerations other than income taxation (such as estate, generation skipping or gift taxation).

This discussion applies only to U.S. Holders that hold our existing Ordinary Shares and will hold the subscription rights and Ordinary Shares acquired upon exercise as capital assets for U.S. federal income tax purposes (generally, property held for investment). This discussion does not address all aspects of U.S. federal income taxation that may be relevant to such a beneficial owner in light of their personal circumstances, including the alternative minimum tax and the Medicare contribution tax on investment income.

This discussion also does not address tax consequences to holders that may be subject to special tax rules, including, without limitation, insurance companies, real estate investment trusts, regulated investment companies, grantor trusts, tax-exempt organizations, employee stock purchase plans, partnerships and other pass-through entities, persons holding subscription rights or our common share as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, financial institutions, brokers, dealers in securities or currencies, traders that elect to mark-to-market their securities, persons that acquired subscription rights or our Ordinary Shares in connection with employment or other performance of services, holders that have a functional currency other than the U.S. dollar, persons who are deemed to own 10% or more of our voting shares, U.S. expatriates, and certain former citizens or residents of the United States.

If any entity or arrangement that is treated as a partnership for U.S. federal income tax purposes is the beneficial owner of subscription rights or Ordinary Shares, the U.S. federal income tax treatment of a partner generally will depend upon the status of the partner and the activities of the partnership. Partnerships holding subscription rights or Ordinary Shares and partners in such partnerships should consult their tax advisors as to the particular U.S. federal income tax consequences to them of the receipt, exercise and disposition of the subscription rights and of owning and disposing of Ordinary Shares.

The discussion below is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended, the U.S. Department of the Treasury regulations promulgated thereunder, rulings and judicial decisions, as of the date of this prospectus, and such authorities may be repealed, revoked or modified, perhaps retroactively. We have not sought, and will not seek, any rulings from the U.S. Internal Revenue Service, or the IRS, regarding the matters discussed below. There can be no assurance that the IRS or a court (if the matter were contested) will not take positions that are different from those discussed below concerning (i) the tax consequences of the receipt of subscription rights acquired through the Rights Offering by persons holding our Ordinary Shares, (ii) the exercise (or expiration) of the subscription rights, or (iii) the acquisition, ownership and disposition of our Ordinary Shares.

As used herein, a “U.S. Holder” means a beneficial owner of our Ordinary Shares or subscription rights, that is for U.S. federal income tax purposes: (1) an individual who is a citizen or resident of the United States; (2) a corporation, or other entity taxable as a corporation, created or organized in or under the laws of the United States, any state therein or the District of Columbia; (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (4) a trust, (a) the administration of which is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have authority to control all substantial decisions of the trust or (b) that has validly elected to be treated as a U.S. person for federal income tax purposes.

HOLDERS OF OUR ORDINARY SHARES SHOULD CONSULT THEIR OWN TAX ADVISORS REGARDING THE APPLICATION OF THE U.S. FEDERAL INCOME TAX LAWS TO THEIR PARTICULAR SITUATIONS AND THE CONSEQUENCES UNDER FEDERAL ESTATE AND GIFT TAX LAWS, FOREIGN, STATE AND LOCAL LAWS AND TAX TREATIES OF THE RECEIPT, OWNERSHIP AND EXERCISE OF SUBSCRIPTION RIGHTS AND THE ACQUISITION, OWNERSHIP AND DISPOSITION OF OUR ORDINARY SHARES.

Tax Consequences to U.S. Holders

Receipt of Subscription Rights.

The receipt and exercise of subscription rights distributed in this Rights Offering is intended to be nontaxable to U.S. Holders. If, however, the receipt of subscription rights in this Rights Offering does not qualify as nontaxable, U.S. Holders would be treated as receiving a taxable distribution equal to the fair market value of the subscription rights on their distribution date. The distribution would be taxed as a dividend to the extent made out of our current or accumulated earnings and profits. Any excess would be treated first as a return of the U.S. Holder’s basis (investment) in such U.S. Holder’s Ordinary Shares and then as a capital gain. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally would be reported to U.S. Holders as dividends.

The following summary assumes that U.S. Holders will qualify for such nontaxable treatment. However, there can be no assurance that the IRS will take a similar view or would agree with the tax consequences described below. We have not sought, and will not seek, a ruling from the IRS or an opinion of counsel regarding the U.S. federal income tax consequences of the rights offering or the related share issuance.

Tax Basis in the Subscription Rights.

For U.S. federal income tax purposes, the tax basis a U.S. Holder would have in the subscription rights received would depend on the fair market value of the subscription rights received by such U.S. Holder and the fair market value of such U.S. Holder’s existing holdings of our Ordinary Shares. If, on the Rights Offering date, the fair market value of subscription rights distributed to a U.S. Holder represents less than 15% of the fair market value of the U.S. Holder’s shares with respect to which such subscription rights were distributed, such U.S. Holder’s basis in such subscription rights generally will be zero unless the U.S. Holder elects to allocate tax basis between the U.S. Holder’s existing common stock and the subscription rights received in proportion to their relative fair market values on the distribution date. A U.S. Holder that chooses to allocate tax basis between such U.S. Holder’s existing Ordinary Shares and such U.S. Holder’s subscription rights must make this election on a statement included with such U.S. Holder’s U.S. federal income tax return for the taxable year in which the subscription rights are received. Such an election is irrevocable. If the fair market value of the subscription rights distributed to a U.S. Holder represents 15% or more of the fair market value of the U.S. Holder’s Ordinary Shares with respect to which such subscription rights were distributed, such U.S. Holder’s basis in its Ordinary Shares with respect to which such subscription rights were distributed will be allocated between those Ordinary Shares and the subscription rights in proportion to their relative fair market values on the subscription rights distribution date. The fair market value of the subscription rights on the distribution date is uncertain and we do not intend to obtain an appraisal of the fair market value of the subscription rights on that date. Therefore, U.S. Holders should consult their own tax advisors to determine the proper allocation of tax basis between the subscription rights and the shares with respect to which the subscription rights are received. In determining the fair market value of the subscription rights, U.S. Holders should consider all relevant facts and circumstances, including the distribution date, the length of the period during which the subscription rights may be exercised, the fact that the subscription rights are transferable, and the price at which the subscription rights trade, if they trade at all.

A U.S. Holder’s holding period of the subscription rights received in the distribution will include the U.S. Holder’s holding period in the shares with respect to which the subscription rights are received.

Exercise of the Subscription Rights.

A U.S. Holder will generally not recognize gain or loss upon the exercise of subscription rights received in the Rights Offering. The tax basis of the Ordinary Shares acquired by a U.S. Holder through exercise of the subscription rights will equal the sum of (1) the subscription price paid by the U.S. Holder for the shares and (2) the U.S. Holder’s adjusted tax basis, if any (as determined above), in the subscription rights. A U.S. Holder’s holding period for the Ordinary Shares acquired through exercise of the subscription rights will begin on the date such subscription rights are exercised.

Sale or Other Taxable Disposition of the Subscription Rights.

Gain or loss realized on a sale or other taxable disposition of subscription rights by the U.S. Holder will generally be capital gain or loss and will be long-term capital gain or loss if the holding period for the subscription rights is more than one year. For these purposes, the holding period for the subscription rights will include the holding period of the Ordinary Shares with respect to which the subscription rights were distributed. The amount of the gain or loss will equal the difference between the U.S. Holder’s tax basis, if any, in the subscription rights disposed of and the U.S. Holder’s amount realized on the disposition. Such gain or loss will generally be U.S. source gain or loss for foreign tax credit purposes.

Expiration of the Subscription Rights.

If a U.S. Holder’s subscription rights received in the Rights Offering expire, a U.S. Holder generally should not recognize any gain or loss for U.S. federal income tax purposes. If a U.S. Holder has tax basis in the expired subscription rights, such tax basis should be reallocated to the tax basis of the common stock with respect to which the subscription rights were received. If the subscription rights expire after a U.S. Holder has disposed of the Ordinary Shares with respect to which the subscription rights are received, then certain aspects of the tax treatment of the exercise of the subscription right are unclear, including (1) the allocation of the tax basis between our Ordinary Shares previously sold and the subscription rights, (2) the impact of such allocation on the amount and timing of gain or loss recognized with respect to the Ordinary Shares previously sold and (3) the impact of such allocation on the tax basis of the Ordinary Shares acquired upon exercise of the subscription right. U.S. Holders should consult its tax advisor regarding its ability to recognize a loss (if any) on the expiration of the subscription rights.

Taxation of Ordinary Shares

Taxation of Distributions.

Subject to the discussion of the “passive foreign investment company” rules below, the gross amount of any distributions of cash or property with respect to the Ordinary Shares generally will be treated as dividends for U.S. federal income tax purposes to the extent paid out of our current and accumulated earnings and profits, as determined under U.S. federal income tax principles. Distributions in excess of current and accumulated earnings and profits, as determined for U.S. federal income tax purposes, will be treated first as a return of capital that is applied against and reduces the U.S. Holder’s adjusted tax basis in the Ordinary Shares, but not below zero, and thereafter as capital gain realized on the sale or other disposition of the Ordinary Shares. Because we do not maintain calculations of our earnings and profits under U.S. federal income tax principles, it is expected that distributions generally will be reported to U.S. Holders as dividends.

Any dividends that a U.S. Holder receives will be includable in such U.S. Holder’s gross income as ordinary income on the day such U.S. Holder actually or constructively receives them. Such dividends will not be eligible for the dividends received deduction generally allowed to certain corporate U.S. Holders. Dividends paid by us generally will be non-U.S. source income for purposes of the U.S. “foreign tax credit” rules. The rules governing U.S. foreign tax credits are complex and involve the application of rules that depend on the particular circumstances of each U.S. Holder. Therefore, each U.S. Shareholder should consult his, her or its own tax advisor with respect to the availability of U.S. foreign tax credits to such U.S. Holder’s particular circumstances.

Subject to certain limitations, including certain limitations based on taxable income and filing status, and subject to certain minimum holding period requirements, dividends paid to non-corporate U.S. Holders, including individuals, may be eligible for a reduced rate of taxation if we are deemed to be a “qualified foreign corporation” for U.S. federal income tax purposes. A qualified foreign corporation includes a non-U.S. corporation if (1) its shares (including the Ordinary Shares) are readily tradable on an established securities market in the United States or (2) it is eligible for the benefits of a comprehensive income tax treaty with the United States that meets certain requirements. However, a corporation is not a qualified foreign corporation if it is a “passive foreign investment company” (as discussed below) for the taxable year in which the dividend is paid or the preceding taxable year. Our Ordinary Shares are listed on the NASDAQ Capital Market, an established securities market. The United States does not have a comprehensive income tax treaty with Bermuda. Each U.S. Holder should consult his, her or its own tax advisor regarding the treatment of dividends and such holder’s eligibility for a reduced rate of taxation.

Sale or Other Taxable Disposition of the Ordinary Shares.

Subject to the discussion of the “passive foreign investment company” rules below, a U.S. Holder generally will recognize gain or loss on the sale or exchange of Ordinary Shares equal to the difference between the amount realized on the sale or exchange and the U.S. Holder’s adjusted tax basis in the Ordinary Shares. Such gain or loss will be capital gain or loss and will be long-term capital gain or loss if the Ordinary Shares were held for more than one year. Gain or loss, if any, recognized by a U.S. Holder generally will be treated as U.S.-source gain or loss for U.S. foreign tax credit limitation purposes. A U.S. Holder’s adjusted tax basis in its Ordinary Shares generally is equal to its purchase price for such shares, adjusted according to U.S. federal income tax principles. Long-term capital gains recognized by non-corporate U.S. Holders generally will be subject to tax at reduced rates. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company.

A non-U.S. corporation will be classified as a passive foreign investment company, or a PFIC, for U.S. federal income tax purposes if either:

●	75% or more of its gross income for the taxable year is passive income; or

●	on a quarterly average for the taxable year by value (or, if it is not a publicly traded corporation and so elects, by adjusted basis) 50% or more of its assets produce or are held for the production of passive income.

For the purposes of this test, such non-U.S. corporation will be treated as owning its proportionate share of the assets and earning its proportionate share of the income of any other corporation in which it owns, directly or indirectly, 25% or more (by value) of the stock.

We have not determined whether we have previously been a PFIC for any year, or whether we are currently, or will be a PFIC in future years. Furthermore, because this determination is made on an annual basis, no assurance can be given that we will not be classified as a PFIC in future taxable years. If we are classified as a PFIC for U.S. federal income tax purposes, a U.S. Holder that does not make an election to treat us as a “qualified electing fund” and did not make a “mark-to-market” election, each as described below, will be subject to the following U.S. federal income tax consequences:

●	“Excess distributions” we make to a U.S. Holder would be taxed in a special way. “Excess distributions” are amounts received by a U.S. Holder with respect to our Ordinary Shares in any taxable year that exceed 125% of the average distributions received by the U.S. Holder from us in the shorter of either the three previous years or the U.S. Holder’s holding period for such Ordinary Shares before the current taxable year. Excess distributions must be allocated ratably to each day that a U.S. Holder has held our Ordinary Shares. A U.S. Holder must include amounts allocated to the current taxable year and to any non-PFIC years in his or her gross income as ordinary income for that year. A U.S. Holder must pay U.S. federal income tax on amounts allocated to each prior taxable PFIC year at the highest marginal tax rate in effect for that year on ordinary income and the tax is subject to an interest charge at the rate applicable to deficiencies for U.S. federal income tax.

●	The entire amount of gain that is realized by a U.S. Holder upon the sale or other disposition of our Ordinary Shares would also be considered an excess distribution and would be subject to U.S. federal income tax as described above.

●	A U.S. Holder’s adjusted tax basis in shares that were acquired from a U.S. decedent would not receive a step-up to fair market value as of the date of the decedent’s death but instead would be equal to the decedent’s adjusted tax basis, if lower than such value.

The special PFIC rules do not apply to a U.S. Holder if the U.S. Holder makes an election to treat us as a “qualified electing fund” in the first taxable year in which the U.S. Holder owns our Ordinary Shares and if we comply with certain reporting requirements. Instead, a shareholder of a qualified electing fund is required for each taxable year to include in income a pro rata share of the ordinary earnings of the qualified electing fund as ordinary income and a pro rata share of the net capital gain of the qualified electing fund as long-term capital gain, subject to a separate election to defer payment of taxes, which deferral is subject to an interest charge. The election is made on a shareholder-by-shareholder basis and may be revoked only with the consent of the IRS. A U.S. Holder makes the election by attaching a completed IRS Form 8621, including the PFIC annual information statement, to a timely filed U.S. federal income tax return. Even if an election is not made, a U.S. Holder generally must file a completed IRS Form 8621 in each year that we are a PFIC. U.S. Holders should be aware that, for each taxable year, if any, that we are a PFIC, we can provide no assurances that we will satisfy the record keeping requirements of a PFIC, or that we will make available to U.S. Holders the information such U.S. Holders require to make a “qualified electing fund” election with respect to us.

A U.S. Holder who owns PFIC shares that are publicly traded could elect to mark the shares to market annually, recognizing as ordinary income or loss each year an amount equal to the difference as of the close of the taxable year between the fair market value of the PFIC shares and the U.S. Holder’s adjusted tax basis in the PFIC shares. If such a mark-to-market election were made, then the rules set forth above would not apply for periods covered by the election. Because the Ordinary Shares are listed on the NASDAQ Capital Market, the Ordinary Shares should be treated as publicly traded for purposes of the mark-to-market election and, therefore, such election should be able to be made if we are classified as a PFIC. A mark-to-market election is, however, subject to complex and specific rules and requirements, and U.S. Holders are strongly urged to consult their tax advisors concerning this election if we are classified as a PFIC.

U.S. Holders are urged to consult their tax advisors regarding the adverse tax consequences of owning our Ordinary Shares if we are, or become, a PFIC, and the possibility of making certain elections designed to lessen those adverse consequences.

Medicare Tax on Net Investment Income.

A U.S. Holder that is an individual or estate, or a trust that does not fall into a special class of trusts that is exempt from such tax, will be subject to a 3.8% Medicare tax on the lesser of (i) the U.S. Holder’s “net investment income” (or, in the case of an estate or trust, the “undistributed net investment income”) for the relevant taxable year and (ii) the excess of the U.S. Holder’s modified adjusted gross income for the taxable year over a certain threshold (which in the case of individuals will be between $125,000 and $250,000, depending on the individual’s circumstances). A U.S. Holder’s net investment income generally will include its interest income and its net gains from the disposition of our Ordinary Shares, unless such interest income or net gains are derived in the ordinary course of the conduct of a trade or business (other than a trade or business that consists of certain passive or trading activities). If you are an individual, estate or trust, you are urged to consult your own tax advisor regarding the applicability of the Medicare tax to your income and gains in respect of your investment in the Ordinary Shares.

Information with Respect to Foreign Financial Assets.

Owners of “specified foreign financial assets” with an aggregate value in excess of $50,000 on the last day of the taxable year, or $75,000 at any time during the taxable year may be required to file information reports with respect to such assets with their U.S. federal income tax returns. Depending on your circumstances, higher threshold amounts may apply. “Specified foreign financial assets” include any financial accounts maintained by non-U.S. financial institutions, as well as any of the following, but only if they are held for investment and not held in accounts maintained by financial institutions: (i) stocks and securities issued by non-U.S. Persons, (ii) financial instruments and contracts that have non-U.S. issuers or counterparties, and (iii) interests in non-U.S. entities. Our Ordinary Shares may be treated as specified foreign financial assets and you may be subject to this information reporting regime. Failure to file information reports may subject you to penalties. You should consult your own tax advisor regarding your obligation to file information reports with respect to the Ordinary Shares.

U.S. Information Reporting and Backup Withholding.

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting, and may be subject to U.S. federal backup withholding, unless the U.S. Holder (i) is a corporation or other exempt recipient, or (ii) in the case of backup withholding, provides a taxpayer identification number on a properly completed IRS Form W-9 or otherwise certifies that it is not subject to backup withholding.

Backup withholding is not an additional tax and any amounts withheld as backup withholding may be credited against a holder’s U.S. federal income tax liability. Any amount withheld from a payment under the backup withholding rules is allowable as a credit against (and may entitle you to a refund with respect to) your U.S. federal income tax liability, provided that the required information is timely furnished to the IRS.

Foreign Account Tax Compliance Act.

The U.S. Foreign Account Tax Compliance Act, or the FATCA, imposes, under certain circumstances, a 30% U.S. federal withholding tax on certain payments to certain non-US entities that fail to comply with certain information reporting, account identification, withholding, certification and other FATCA-related requirements in respect of their direct and indirect U.S. shareholders and/or U.S. accountholders. To avoid becoming subject to FATCA withholding, we may be required to report information to the Bermuda government or the IRS regarding our U.S. Holders and to withhold on a portion of payments under our Ordinary Shares to certain U.S. Holders that fail to comply with the relevant information reporting requirements (or that hold our Ordinary Shares directly or indirectly through certain non-compliant intermediaries). Each U.S. Holder should consult his, her or its own tax advisor regarding the application of FATCA to an investment in our Ordinary Shares.

PLAN OF DISTRIBUTION

As discussed elsewhere in this prospectus, we are distributing in the Rights Offering non-transferable Subscription Rights at no charge to the holders as of p.m., Eastern Time, on the record date of our outstanding Ordinary Shares. We are distributing      Subscription Right for every      outstanding Ordinary Shares as of the record date. No fractional Subscription Rights are being distributed. As a result, shareholders holding fewer than      Ordinary Shares will not be able to participate in the Rights Offering. Each Subscription Right will entitle the holder thereof to purchase, at the holder’s election, at the Subscription Price, one Unit, consisting of one Ordinary Shares (or one Pre-Funded Warrant in lieu thereof) and a Warrant to purchase one Ordinary Shares. If all holders of our Ordinary Shares exercise their Subscription Rights in full in the Rights Offering, we would issue a maximum of      Units, consisting of      Ordinary Shares (or Pre-Funded Warrant in lieu thereof) and Warrants to purchase up to     Ordinary Shares, for a total purchase price of up to $     million. See “The Rights Offering—Over-Subscription Privilege.”

Broadridge Corporate Issuer Solutions, LLC is acting as the Subscription Agent for the Rights Offering under an agreement with us. On or about     , 2025, the Subscription Agent will distribute via first class mail copies of this prospectus and the rights certificate to the registered holders as of the record date of our outstanding Ordinary Shares and DTC participants. It is our expectation that holders of record will forward a copy of this prospectus and the related subscription information and forms to those beneficial owners in adequate time to permit beneficial holders to deliver to such holders of record instructions as to the investment decisions made by the beneficial owners.

If your Ordinary Shares are held in “street name” through a broker, dealer, custodian bank or other nominee, then you should send the forms specified by your broker, dealer, custodian bank or other nominee and payment of the aggregate Subscription Price to that record holder in accordance with their instructions. If, as of the record date, you were the record holder of our Ordinary Shares, you must properly complete your rights certificate and deliver it, along with the full Subscription Price (without any deductions for wire transfer fees, bank charges or similar fees), to the Subscription Agent before the expiration of the Subscription Period at  p.m., Eastern Time, on     , 2025. If you use the mail, we recommend that you use insured, registered mail, postage prepaid, return receipt requested. You or, if applicable, your broker, dealer, custodian bank or other nominee, are solely responsible for completing delivery to the Subscription Agent of your rights certificate and payment of the aggregate Subscription Price. You should allow sufficient time for delivery of your rights certificate and payment of the aggregate Subscription Price to the Subscription Agent and clearance of payment before the expiration of the Subscription Period at p.m., Eastern Time, on     , 2025, unless such date is extended by us. For further information, see “The Rights Offering—Procedures for Exercising Subscription Rights.”

All rights certificates, payments of the Subscription Price and nominee holder certifications, to the extent applicable to your exercise of subscription rights, must be delivered to Broadridge Corporate Issuer Solutions, LLC as follows:

By mail:	All trackable mail, including Overnight Delivery:

Broadridge, Inc., Attn: BCIS Re-Organization Dept., P.O. Box 1317, Brentwood, NY 11717-0693	Broadridge, Inc., Attn: BCIS IWS, 51 Mercedes Way, Edgewood, NY 11717

Delivery will only be deemed valid if delivered in line with the above mailing instructions.

If you have any questions regarding the Rights Offering, completing a rights certificate or submitting payment in the Rights Offering, please call Broadridge Corporate Issuer Solutions, LLC, the Information Agent for the Rights Offering, at (855) 793-5068 (toll free in the U.S. and Canada) or (720) 414-6898 (for calls outside the U.S. and Canada).

You are responsible for all bank or similar fees and charges related to payment by check or wire transfer. If you send a payment that is insufficient to purchase the number of Units you requested, or if the number of Units you requested is not specified in the forms, the payment received will be applied to exercise your Subscription Rights to the fullest extent possible based on the amount of the payment received. If the payment exceeds the Subscription Price for the full exercise of your Subscription Rights, or if you subscribe for more Units than you are eligible to purchase, then the excess will be returned to you as soon as practicable, without interest or penalty. If you send a payment that is insufficient to exercise or are otherwise ineligible to exercise Subscription Rights, your Subscription Rights will not be exercised and your entire payment received by the Subscription Agent will be returned to you as soon as practicable, without interest or penalty, following the expiration of the Subscription Period. You will not receive interest on any payments refunded to you under the Rights Offering. For further information, see “The Rights Offering—Payment Methods.” We reserve the right to reject any or all subscriptions not properly or timely submitted or completed. If you elect to exercise any Subscription Rights and timely submit all required documents and payment prior to the expiration of the Subscription Period, your Subscription Rights will be considered exercised at p.m., Eastern Time, on     , 2025.

We have agreed to pay the Subscription Agent and the Information Agent customary fees plus certain expenses in connection with the Rights Offering. We also have agreed to indemnify the Subscription Agent and the Information Agent under certain circumstances from any liability they may incur in connection with the Rights Offering. We have not entered into any agreements regarding stabilization activities with respect to our securities. We estimate that our total expenses in connection with the Rights Offering will be approximately $     million.

Maxim will act as dealer-manager for the Rights Offering. The dealer-manager will provide marketing assistance and financial advice (including determining the Subscription Price and the structure of the Rights Offering) to us in connection with this Rights Offering and will use its best efforts to inform investors of their Subscription Rights. The dealer-manager will provide us with updated investor feedback and recommendations on pricing and structure through to the end of the Subscription Period. The dealer-manager is not underwriting or placing any of the Subscription Rights or the Ordinary Shares, Pre-Funded Warrants or Warrants being issued in this Rights Offering and do not make any recommendation with respect to such Subscription Rights (including with respect to the exercise or expiration of such Subscription Rights), Ordinary Shares, Pre-Funded Warrants or Warrants.

In connection with this Rights Offering, we have agreed to pay the dealer-manager a cash fee equal to 7.0%, of the gross proceeds received by us directly from exercises of the Subscription Rights; provided, however, that no fee shall be paid by us with respect to the gross proceeds received by us from exercises of Subscription Rights by Epoch. We will advance $ , or the Advance, to Maxim as an advance against such out-of-pocket expenses upon engagement as dealer-manager and agreed to reimburse reasonable and documented out-of-pocket expenses of the dealer-manager, included fees and expenses of outside counsel, up to $75,000 (including the Advance). Any portion of the Advance not offset by actual expenses will be returned to us.

We have also agreed to indemnify the dealer-manager and its affiliates against certain liabilities arising under the Securities Act. The dealer-manager’s participation in this Rights Offering is subject to customary conditions contained in the dealer-manager agreement, including the receipt by the dealer-manager of an opinion of our counsel. The dealer-manager and its affiliates may provide to us from time to time in the future in the ordinary course of their business certain financial advisory, investment banking and other services for which they will be entitled to receive fees.

We have not agreed to enter into any underwriting agreement, backstop agreement standby or other similar arrangement to purchase or sell any Subscription Rights, Units, Ordinary Shares, Pre-Funded Warrants, Warrants or other securities.

For a description of certain material terms of the Units, see “Description of Units.” For a description of certain material terms of the Ordinary Shares, see “Description of Share Capital.” For a description of certain material terms of the Pre-Funded Warrant, see “Description of Pre-Funded Warrants.” For a description of certain material terms of the Warrant, see “Description of Warrants.”

The securities offered by this prospectus may not be offered or sold, directly or indirectly, nor may this prospectus or any other offering material or advertisements in connection with the offer, issue and sale of any such securities be distributed or published in any jurisdiction, except under circumstances that will result in compliance with the applicable rules and regulations of that jurisdiction. Persons into whose possession this prospectus comes are advised to inform themselves about and to observe any restrictions relating to the Rights Offering and the distribution of this prospectus.

EXPENSES

Set forth below are estimates (except in the case of the SEC registration fee) of the amount of fees and expenses expected to be incurred in connection with the issuance and distribution of the securities registered hereby.

SEC registration fee	$3,062.00
FINRA filing fee	$3,500
Printer fees and expenses	$3,500
Legal fees and expenses	$150,000
Subscription agent and information agent fees and expenses	$25,000
Accounting fees and expenses	$40,000
Miscellaneous	$10,000
Total	$235,062

LEGAL MATTERS

Certain legal matters with respect to the legality of the issuance of the Ordinary Shares offered in this prospectus and other legal matters concerning this offering relating to Israeli law will be passed upon for us by Sullivan & Worcester Tel-Aviv (Har-Even & Co.), Tel Aviv, Israel. Certain legal matters concerning this offering and the validity of the other securities offered in this prospectus will be passed upon for us by Sullivan & Worcester LLP, New York, New York. Certain legal matters related to this offering will be passed upon for the dealer-manager by Thompson Hine LLP, New York, New York.

EXPERTS

The financial statements of IceCure Medical Ltd. as of December 31, 2024 and 2023 and for each of the three years in the period ended December 31, 2024, incorporated by reference into this prospectus, have been audited by Brightman Almagor Zohar & Co., a firm in the Deloitte global network, an independent registered public accounting firm, as stated in their report. Such financial statements are incorporated by reference in reliance upon the report of such firm given their authority as experts in accounting and auditing.

ENFORCEABILITY OF CIVIL LIABILITIES

We are incorporated under the laws of the State of Israel. Service of process upon us and upon our directors and officers and the Israeli experts named in the registration statement of which this prospectus forms a part, a substantial majority of whom reside outside of the United States, may be difficult to obtain within the United States. Furthermore, because substantially all of our assets and a substantial of our directors and officers are located outside of the United States, any judgment obtained in the United States against us or any of our directors and officers may not be collectible within the United States.

We have been informed by our legal counsel in Israel, Sullivan & Worcester Tel-Aviv (Har-Even & Co.), that it may be difficult to assert U.S. securities law claims in original actions instituted in Israel. Israeli courts may refuse to hear a claim based on a violation of U.S. securities laws because Israel is not the most appropriate forum to bring such a claim. In addition, even if an Israeli court agrees to hear a claim, if U.S. law is found to be applicable, the content of applicable U.S. law must be proved as a fact which can be a time-consuming and costly process. Certain matters of procedure will also be governed by Israeli law.

Subject to specified time limitations and legal procedures, Israeli courts may enforce a U.S. judgment in a civil matter which, subject to certain exceptions, is non-appealable, including judgments based upon the civil liability provisions of the Securities Act and the Exchange Act and including a monetary or compensatory judgment in a non-civil matter, provided that among other things:

●	the judgment is obtained after due process before a court of competent jurisdiction, according to the laws of the state in which the judgment is given and the rules of private international law currently prevailing in Israel;

●	the judgment is final and is not subject to any right of appeal;

●	the prevailing law of the foreign state in which the judgment was rendered allows for the enforcement of judgments of Israeli courts. However, the court may enforce a foreign judgment, even without reciprocity, based on the request of the attorney general under certain circumstances;

●	the liabilities under the judgment are enforceable according to the laws of the State of Israel and the judgment and the enforcement of the civil liabilities set forth in the judgment is not contrary to the law or public policy in Israel nor likely to impair the security or sovereignty of Israel;

●	the judgment was not obtained by fraud, there was not a reasonable opportunity for the defendant to present its case, the judgment was given by a court not authorized to issue such judgment under applicable international private law rules in Israel, and the judgment does not conflict with any other valid judgments in the same matter between the same parties;

●	an action between the same parties in the same matter is not pending in any Israeli court at the time the lawsuit is instituted in the foreign court;

●	the judgment is enforceable and according to the law of the foreign state in which it was granted; and

●	enforcement may be denied if it may violate the sovereignty or threaten the security of the State of Israel.

If a foreign judgment is declared enforceable by an Israeli court, it generally will be payable in Israeli currency. The conversion to Israeli currency will be based on the latest official exchange rate published by the Bank of Israel before the payment date. However, the obligated party will fulfil its duty by the judgment even if it chooses to make the payment in the same foreign currency, subject to the laws governing the foreign currency ,applicable at that time.

Pending collection, the amount of the judgment of an Israeli court stated in Israeli currency ordinarily will be linked to the Israeli consumer price index plus interest at the annual statutory rate set by Israeli regulations prevailing at the time. Judgment creditors must bear the risk of unfavorable exchange rates.

In addition, one member of our board of directors, Mr. Yang Huang, is a citizen of and is located in the PRC, one member of our board of directors, Mr. Vincent Chun Hung Chan, is a citizen of both Great Britain and Hong Kong and is located in Hong Kong, and another member, Mr. Li Haixiang, is a citizen of Hong Kong. It may be difficult to enforce liabilities and enforce judgments on these individuals, for investors to effect service of process within the United States upon these persons, or to enforce against them judgments obtained in United States courts, including judgments predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States. See “Risk Factors—Risks Related to Enforceability of Civil Liabilities—Investors may have difficulty enforcing judgments against us, our directors and management” in this prospectus for further details.

PRC courts may recognize and enforce foreign judgments against Mr. Huang in accordance with the requirements of the PRC Civil Procedure Law based either on treaties between China and the country where the judgment is made or on reciprocity between jurisdictions. There are no treaties or other forms of reciprocity, however, between China and the United States for the mutual recognition and enforcement of court judgments. PRC courts will not enforce a foreign judgment against Mr. Huang if the court decides that such judgment violates the basic principles of PRC law or national sovereignty, security or public interest, thus making the recognition and enforcement of a U.S. court judgment in China difficult.

There is uncertainty as to whether the courts of Hong Kong would (i) recognize or enforce judgments of United States courts obtained against Mr. Chan or Mr. Haixiang predicated upon the civil liability provisions of the securities laws of the United States or any state in the United States or (ii) entertain original actions brought in Hong Kong against Mr. Chan or Mr. Haixiang predicated upon the securities laws of the United States or any state in the United States. A judgment of a court in the United States predicated upon U.S. federal or state securities laws may be enforced in Hong Kong at common law by bringing an action in a Hong Kong court on that judgment for the amount due thereunder, and then seeking summary judgment on the strength of the foreign judgment, provided that the foreign judgment, among other things, is (1) for a debt or a definite sum of money (not being taxes or similar charges to a foreign government taxing authority or a fine or other penalty) and (2) final and conclusive on the merits of the claim, but not otherwise. Such a judgment may not, in any event, be so enforced in Hong Kong if (a) it was obtained by fraud; (b) the proceedings in which the judgment was obtained were opposed to natural justice; (c) its enforcement or recognition would be contrary to the public policy of Hong Kong; (d) the court of the United States was not jurisdictionally competent; or (e) the judgment was in conflict with a prior Hong Kong judgment.

Pursuing such a foreign judgment against Mr. Huang Mr. Chan, or Mr. Haixiang, therefore, may incur significant costs and may be time consuming due to the complex nature of prosecuting or litigating any such potential action described above.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

We have filed with the SEC a registration statement on Form F-1 under the Securities Act relating to this offering of Ordinary Shares. This prospectus, which constitutes part of the registration statement, does not contain all of the information contained in the registration statement. The rules and regulations of the SEC allow us to omit certain information from this prospectus that is included in the registration statement. Statements made in this prospectus concerning the contents of any contract, agreement or other document are summaries of all material information about the documents summarized, but are not complete descriptions of all terms of these documents. If we filed any of these documents as an exhibit to the registration statement, you may read the document itself for a complete description of its terms.

We are subject to the information reporting requirements of the Exchange Act that are applicable to foreign private issuers. Accordingly, we are required to file reports and other information with the SEC, including annual reports on Form 20-F and reports on Form 6-K. The SEC maintains a website that contains reports and other information regarding registrants that file electronically with the SEC. These filings and our filings with the SEC are available to the public through the SEC’s website at http://www.sec.gov.

As a foreign private issuer, we are exempt from the rules under the Exchange Act related to the furnishing and content of proxy statements, and our officers, directors and principal shareholders are exempt from the reporting and short-swing profit recovery provisions contained in Section 16 of the Exchange Act. In addition, we are not required under the Exchange Act to file annual, quarterly and current reports and financial statements with the SEC as frequently or as promptly as United States companies whose securities are registered under the Exchange Act. However, we will file with the SEC, within 120 days after the end of each fiscal year, or such applicable time as required by the SEC, an annual report on Form 20-F containing financial statements audited by an independent registered public accounting firm, and will submit to the SEC, on Form 6-K, unaudited interim financial information.

We maintain a corporate website at http://www.icecure-medical.com. Information contained on, or that can be accessed through, our website does not constitute a part of this prospectus. We have included our website address in this prospectus solely as an inactive textual reference. We will post on our website any materials required to be so posted on such website under applicable corporate or securities laws and regulations, including, posting any XBRL interactive financial data required to be filed with the SEC and any notices of general meetings of our shareholders.

INCORPORATION OF CERTAIN INFORMATION BY REFERENCE

The SEC allows us to “incorporate by reference” information into this prospectus, which means that we can disclose important information to you by referring you to other documents which we have filed with the SEC. We are incorporating by reference in this prospectus the documents listed below:

This prospectus incorporates by reference the documents listed below:

(1)	Our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 27, 2025;

(2)	Our Reports on Form 6-K filed on April 10, 2025, April 30, 2025 (with respect to the first, second, third and fifth paragraphs and the section titled “Forward-Looking Statements” of the press release attached therewith as Exhibit 99.1), May 15, 2025 and May 21, 2022; and

(3)	The description of our securities contained in our Registration Statement on Form 8-A filed with the SEC on August 23, 2021, as amended by Exhibit 2.1 to our Annual Report on Form 20-F for the fiscal year ended December 31, 2024, filed with the SEC on March 27, 2025.

As you read the above documents, you may find inconsistencies in information from one document to another. If you find inconsistencies between the documents and this prospectus, you should rely on the statements made in the most recent document. All information appearing in this prospectus is qualified in its entirety by the information and financial statements, including the notes thereto, contained in the documents incorporated by reference herein.

We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of these filings, at no cost, upon written or oral request to us at the following address: 7 Ha’Eshel St., PO Box 3163, Caesarea, 3079504 Israel, Attention: Chief Financial Officer.

An Aggregate of $    in Non-Transferable Subscription Rights to purchase up to

Units, at a Subscription Price of $   per Unit, consisting of an aggregate of up to   Ordinary Shares and Warrants to purchase up to   Ordinary Shares

Units, at a Subscription Price of $   per Unit, consisting of an aggregate of up to   Pre-Funded Warrants to purchase up to Ordinary Shares and Warrants to purchase up to   Ordinary Shares

IceCure Medical Ltd.

Dealer-Manager

Maxim Group LLC

PROSPECTUS

                                , 2025

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 6. Indemnification of Directors, Officers and Employees

Indemnification

The Israeli Companies Law 5759-1999, or the Companies Law, and the Israeli Securities Law, 5728-1968, or the Securities Law, provide that a company may indemnify an office holder against the following liabilities and expenses incurred for acts performed by him or her as an office holder, either pursuant to an undertaking made in advance of an event or following an event, provided its articles of association include a provision authorizing such indemnification:

●	a financial liability imposed on him or her in favor of another person by any judgment concerning an act performed in his or her capacity as an office holder, including a settlement or arbitrator’s award approved by a court;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder (a) as a result of an investigation or proceeding instituted against him or her by an authority authorized to conduct such investigation or proceeding, provided that (1) no indictment (as defined in the Companies Law) was filed against such office holder as a result of such investigation or proceeding; and (2) no financial liability as a substitute for the criminal proceeding (as defined in the Companies Law) was imposed upon him or her as a result of such investigation or proceeding, or, if such financial liability was imposed, it was imposed with respect to an offense that does not require proof of criminal intent; or (b) in connection with a monetary sanction;

●	reasonable litigation expenses, including attorneys’ fees, expended by the office holder or imposed on him or her by a court: (1) in proceedings that the company institutes, or that another person institutes on the company’s behalf, against him or her; (2) in a criminal proceedings of which he or she was acquitted; or (3) as a result of a conviction for a crime that does not require proof of criminal intent; and

●	expenses incurred by an office holder in connection with an Administrative Procedure under the Securities Law, including reasonable litigation expenses and reasonable attorneys’ fees. An “Administrative Procedure” is defined as a procedure pursuant to chapters H3 (Monetary Sanction by the Israeli Securities Authority), H4 (Administrative Enforcement Procedures of the Administrative Enforcement Committee) or I1 (Arrangement to prevent Procedures or Interruption of procedures subject to conditions) to the Securities Law.

The Companies Law also permits a company to undertake in advance to indemnify an office holder, provided that if such indemnification relates to financial liability imposed on him or her, as described above, then the undertaking should be limited and shall detail the following foreseen events and amount or criterion:

●	to events that in the opinion of the board of directors can be foreseen based on the company’s activities at the time that the undertaking to indemnify is made; and

●	in amount or criterion determined by the board of directors, at the time of the giving of such undertaking to indemnify, to be reasonable under the circumstances.

We have entered into indemnification agreements with all of our directors and with all members of our senior management. Each such indemnification agreement provides the office holder with indemnification permitted under applicable law and up to a certain amount, and to the extent that these liabilities are not covered by directors and officers insurance.

Exemption

Under the Companies Law, an Israeli company may not exempt an office holder from liability for a breach of his or her duty of loyalty, but may exempt in advance an office holder from his or her liability to the company, in whole or in part, for damages caused to the company as a result of a breach of his or her duty of care (other than in relation to distributions), but only if a provision authorizing such exemption is included in its articles of association. Our articles of association provide that we may exempt, in whole or in part, any office holder from liability to us for damages caused to the company as a result of a breach of his or her duty of care, but prohibit an exemption from liability arising from a company’s transaction in which our controlling shareholder or officer has a personal interest. Subject to the aforesaid limitations, under the indemnification agreements, we exempt and release our office holders from any and all liability to us related to any breach by them of their duty of care to us to the fullest extent permitted by law.

Limitations

The Companies Law provides that the Company may not exempt or indemnify an office holder nor enter into an insurance contract that would provide coverage for any liability incurred as a result of any of the following: (1) a breach by the office holder of his or her duty of loyalty unless (in the case of indemnity or insurance only, but not exemption) the office holder acted in good faith and had a reasonable basis to believe that the act would not prejudice us; (2) a breach by the office holder of his or her duty of care if the breach was carried out intentionally or recklessly (as opposed to merely negligently); (3) any act or omission committed with the intent to derive an illegal personal benefit; or (4) any fine, monetary sanction, penalty or forfeit levied against the office holder.

Under the Companies Law, exemption, indemnification and insurance of office holders in a public company must be approved by the compensation committee and the board of directors and, with respect to certain office holders or under certain circumstances, also by the shareholders.

Our articles of association permit us to exempt (subject to the aforesaid limitation), indemnify and insure our office holders to the fullest extent permitted or to be permitted by the Companies Law.

Item 7. Recent Sales of Unregistered Securities

Set forth below are the sales of all securities by the Company since May 2022, which were not registered under the Securities Act. The Company believes that each of such issuances was exempt from registration under the Securities Act in reliance on Section 4(a)(2) of the Securities Act, Rule 701 and/or Regulation S under the Securities Act.

Since May 22, 2022, we have granted to our directors, officers and employees options to purchase an aggregate of 3,163,190 Ordinary Shares under the 2006 Option Plan and 2024 Incentive Plan, with exercise prices ranging between $0.74 and $3.18 per share. As of May 22, 2025, 106,469 options granted to directors, officers and employees were exercised, and 424,301 options forfeited and expired. The total outstanding amount of options and warrants to directors, officers, employees and consultants as of May 22, 2025 is 5,233,854.

Item 8. Exhibits and Financial Statement Schedules

Exhibits:

Exhibit Number	Exhibit Description
1.1**	Form of Dealer-Manager Agreement, by and between IceCure Medical Ltd. and Maxim Group LLC
3.1	Articles of Association of IceCure Medical Ltd. (incorporated herein by reference to Exhibit 1.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
4.1**	Form of Rights Certificate.
4.2**	Form of Warrant to Subscribe for Ordinary Shares offered by this Prospectus.
4.3**	Form of Pre-Funded Warrant to Subscribe for Ordinary Shares offered by this Prospectus.
5.1**	Opinion of Sullivan & Worcester Tel-Aviv (Har-Even & Co.), Israeli counsel to IceCure Medical Ltd.
5.2**	Opinion of Sullivan & Worcester LLP, U.S. counsel to IceCure Medical Ltd.
10.1	Form of Indemnification Agreement (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
10.2	IceCure Medical Ltd. 2006 Employee Share Option Plan (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
10.3	IceCure Medical Ltd. 2024 Employee Equity Incentive Plan (incorporated herein by reference to Exhibit 4.9 to our Annual Report on Form 20-F (File No. 001-40753) filed with the SEC on April 3, 2024).
10.4	IceCure Medical Ltd U.S. Addendum to the 2024 Employee Equity Incentive Plan (incorporated herein by reference to Exhibit 99.2 to our Report of Foreign Private Issuer on Form 6-K (Filed No. 001-40753) filed with the SEC on April 15, 2024).
10.5^	IceCure Medical Ltd. Remuneration Policy (incorporated herein by reference to Exhibit 10.3 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
10.6^	Distribution Agreement, dated August 29, 2019, by and between IceCure Medical Ltd. and Terumo Corporation (incorporated herein by reference to Exhibit 10.5 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
10.7	Distribution Agreement, dated December 31, 2020, by and between IceCure Medical Ltd. and Terumo (Thailand) Company Limited (incorporated herein by reference to Exhibit 10.6 to our Registration Statement on Form F-1 (File No. 333-258660) filed with the SEC on August 9, 2021).
10.8	Exclusive Distribution Agreement, dated June 12, 2022, by and between IceCure (Shanghai) MedTech Co., Ltd., Shanghai Medtronic Zhikang Medical Devices Co., Ltd. and Beijing Turing Medical Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.1 to our Registration Statement on Form F-3 (File No. 333-267272) filed with the SEC on September 2, 2022).
10.9	Exclusive Distribution Agreement, dated June 12, 2022, by and between IceCure Medical Ltd., IceCure (Shanghai) MedTech Co., Ltd. and Beijing Turing Medical Technology Co., Ltd. (incorporated herein by reference to Exhibit 10.2 to our Registration Statement on Form F-3 (File No. 333-267272) filed with the SEC on September 2, 2022).
10.10	Equity Distribution Agreement by and between IceCure Medical Ltd., and Maxim Group LLC, dated January 13, 2025 (incorporated herein by reference to Exhibit 10.1 to our Report of Foreign Private Issuer on Form 6-K (File No. 001-40753) filed with the SEC on January 13, 2025).
10.11**	Subscription and Information Agent Agreement by and between IceCure Medical Ltd. and Broadridge Corporate Issuer Solutions, LLC.
10.12**	Form of Warrant Agent Agreement, by and between IceCure Medical Ltd. and VStock Transfer, LLC.
10.13**	Standby Purchase Agreement by and between IceCure Medical Ltd. and Epoch Partner Investments Limited.
21.1	List of Subsidiaries (incorporated herein by reference to Exhibit 21.1 to our Registration Statement on Form F-1 (File No. 333-261487) filed with the SEC on December 3, 2021).
23.1**	Consent of Brightman Almagor Zohar & Co., a firm in the Deloitte Global Network, independent registered public accounting firm.
23.2**	Consent of Sullivan & Worcester Tel-Aviv (Har-Even & Co.) (included in Exhibit 5.1).
23.3**	Consent of Sullivan & Worcester LLP, U.S. counsel to IceCure Medical Ltd. (included in Exhibit 5.2).
24.1**	Power of Attorney (included on signature page to the Registration Statement on Form F-1).
107**	Filing Fee Table.

*	Filed herewith.
**	To be filed by amendment.
^	Certain confidential information contained in this exhibit, has been omitted pursuant to Item 601(b)(10)(iv) of Regulation S-K, because it (i) is not material and (ii) would be competitively harmful if publicly disclosed.

Financial Statement Schedules:

All financial statement schedules have been omitted because either they are not required, are not applicable or the information required therein is otherwise set forth in the Company’s financial statements and related notes thereto.

Item 9. Undertakings.

(a)	The undersigned Registrant hereby undertakes:

(1)	To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)	To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)	To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or any decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii)	To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement;

(2)	That, for the purpose of determining any liability under the Securities Act of 1933, each such post- effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

(3)	To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

(4)	To file a post-effective amendment to the registration statement to include any financial statements required by Item 8.A. of Form 20-F at the start of any delayed offering or throughout a continuous offering. Financial statements and information otherwise required by Section 10(a)(3) of the Securities Act of 1933 need not be furnished, provided, that the Registrant includes in the prospectus, by means of a post-effective amendment, financial statements required pursuant to this paragraph (a)(4) and other information necessary to ensure that all other information in the prospectus is at least as current as the date of those financial statements.

(5)	That, for the purpose of determining liability under the Securities Act of 1933 to any purchaser:

(i)	If the Registrant is relying on Rule 430B:

(A)	Each prospectus filed by the registrant pursuant to Rule 424(b)(3) shall be deemed to be part of the registration statement as of the date the filed prospectus was deemed part of and included in the registration statement; and

(B)	Each prospectus required to be filed pursuant to Rule 424(b)(2), (b)(5), or (b)(7) as part of a registration statement in reliance on Rule 430B relating to an offering made pursuant to Rule 415(a)(1)(i), (vii), or (x) for the purpose of providing the information required by section 10(a) of the Securities Act of 1933 shall be deemed to be part of and included in the registration statement as of the earlier of the date such form of prospectus is first used after effectiveness or the date of the first contract of sale of securities in the offering described in the prospectus. As provided in Rule 430B, for liability purposes of the issuer and any person that is at that date an underwriter, such date shall be deemed to be a new effective date of the registration statement relating to the securities in the registration statement to which that prospectus relates, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such effective date, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such effective date; or

(ii)	If the registrant is subject to Rule 430C, each prospectus filed pursuant to Rule 424(b) as part of a registration statement relating to an offering, other than registration statements relying on Rule 430B or other than prospectuses filed in reliance on Rule 430A, shall be deemed to be part of and included in the registration statement as of the date it is first used after effectiveness. Provided, however, that no statement made in a registration statement or prospectus that is part of the registration statement or made in a document incorporated or deemed incorporated by reference into the registration statement or prospectus that is part of the registration statement will, as to a purchaser with a time of contract of sale prior to such first use, supersede or modify any statement that was made in the registration statement or prospectus that was part of the registration statement or made in any such document immediately prior to such date of first use.

Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

(1)	That for purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

(2)	For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-1 and has duly caused this registration statement on Form F-1 to be signed on its behalf by the undersigned, thereunto duly authorized, in     , on     , 2025.

ICECURE MEDICAL LTD.

By:
Eyal Shamir
Chief Executive Officer

POWER OF ATTORNEY

The undersigned officers and directors of IceCure Medical Ltd. hereby constitute and appoint each of Eyal Shamir and Ronen Tsimerman with full power of substitution, each of them singly our true and lawful attorneys-in-fact and agents to take any actions to enable the Company to comply with the Securities Act, and any rules, regulations and requirements of the SEC, in connection with this registration statement on Form F-1, including the power and authority to sign for us in our names in the capacities indicated below any and all further amendments to this registration statement and any other registration statement filed pursuant to the provisions of Rule 462 under the Securities Act.

Pursuant to the requirements of the Securities Act of 1933, this amendment to the registration statement on Form F-1 has been signed by the following persons in the capacities and on the dates indicated.

Signature	Title	Date

	Chief Executive Officer, Director	, 2025
Eyal Shamir	(Principal Executive Officer)

	Chief Financial Officer, Chief Operations Officer	, 2025
Ronen Tsimerman	(Principal Financial and Accounting Officer)

	Director, Chairman of the Board of Directors	, 2025
Ron Mayron

	Director	, 2025
Vincent Chun Hung Chan

	Director	, 2025
Yang Huang

	Director	, 2025
Sharon Levita

	Director	, 2025
Oded Tamir

	Director	, 2025
Li Haixiang

SIGNATURE OF AUTHORIZED REPRESENTATIVE IN THE UNITED STATES

Pursuant to the Securities Act of 1933, as amended, the undersigned, IceCure Medical Inc., the duly authorized representative in the United States of IceCure Medical Ltd., has signed this registration statement on        , 2025.

IceCure Medical Inc.